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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148414

SUPPLEMENT NO. 14
DATED MAY 2, 2011
TO THE PROSPECTUS DATED APRIL 27, 2010
OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

        This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated April 27, 2010. Supplement No. 14 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 14, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

  •
  operating information, including the status of this offering and information regarding the termination date of the primary offering, distribution information, portfolio investment data, selected financial data and compensation to our advisor and its affiliates;

  •
  updated risk factors;

  •
  an updated biographical summary for one of our independent directors;

  •
  an additional member of our advisor's key personnel;

  •
  amendment and restatement of our advisory management agreement;

  •
  a letter agreement with our advisor regarding fees and expenses;

  •
  renewal of our property management agreement;

  •
  entry into a selected dealer agreement with Ameriprise Financial Services, Inc.;

  •
  adoption of an amended and restated valuation policy in respect of estimating the per share value of our common stock;

  •
  recent tax legislation regarding cost basis reporting;

  •
  updated prior performance information, including updated prior performance tables;

  •
  quantitative and qualitative disclosures about market risk;

  •
  updated experts language; and

  •
  information incorporated by reference.

OPERATING INFORMATION

Status of the Offering

        We commenced this initial public offering of common stock on September 5, 2008. Through April 21, 2011, we have accepted investors' subscriptions to this public offering and issued approximately 106.2 million shares of our common stock pursuant to this initial public offering (including the primary offering and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $1.06 billion. We have approximately 99.0 million shares remaining for sale in the primary portion of our public offering and 44.9 million shares remaining for sale in the distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Termination Date of Primary Offering

        Our board has determined to end offering activities in respect of the primary portion of our initial public offering on the earlier of the sale of all 200 million of primary shares being offered or July 31, 2011. All subscription payments from non-custodial accounts (generally individual, joint and trust accounts), must be received in good order by our transfer agent no later than July 31, 2011 under subscription agreements dated no later than July 31, 2011. Investments by custodial held accounts (such as IRA, Roth IRA, SEP, and 401(k) accounts) must be under subscription agreements dated no later than July 31, 2011 and the subscription agreements and funds must be received in good order by our transfer agent no later than August 31, 2011.

        Notwithstanding the above, we may, in our sole discretion, in order to accommodate the operational needs of any participating broker-dealer, allow for the receipt of payments or corrections of subscriptions not in good order in respect of any such subscription agreement dated no later than July 31, 2011 to a date no later than the last date we may legally accept subscription agreements hereunder regardless of the above paragraph.

        In making the decision to end our primary initial public offering and not commence a follow-on offering, our board considered a number of factors related to the capital needs and sources necessary to position us for the next phase in our life cycle. These factors include the strength and size of our existing real estate portfolio, current conditions in the multifamily real estate market, the strength of our balance sheet, the amount of cash we have available for additional investments, as well as our access to favorable debt capital, including our existing credit facility and access to favorable financing options through Fannie Mae, Freddie Mac and other financing providers, such as banks and insurance companies.

        We plan to continue to offer shares under our distribution reinvestment plan beyond the above dates. In addition, our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the sixth anniversary of the termination of the primary offering until we have sold all shares available pursuant to the distribution reinvestment plan, in which case we will notify participants in the plan of such extension. In many states, we will need to renew the registration statement or file a new registration statement to continue the offering for these periods. We may terminate the distribution reinvestment plan offering at any time.

Description of Real Estate and Real Estate-Related Assets

Summary of Properties

        As of December 31, 2010, we have made ten wholly owned acquisitions, one wholly owned note receivable and 23 investments in unconsolidated real estate joint ventures. These investments consist of equity and/or debt investments in 33 multifamily communities, as described further below. The following table presents information about the 33 multifamily communities as of December 31, 2010:

Multifamily Community Name	City and State	Number of Units	Year of Initial Investment(1)	Year of Completion or Estimated Completion Date(2)		Average Unit Size (Sq. Ft.)	Physical Occupancy Rate(3)	Monthly Rental Revenue per Unit(4)		Carrying Value of Investment (in millions)(5)
Acacia on Santa Rosa Creek	Santa Rosa, CA	277	2010	2003		869	91%	$1,309		$36.8
Acappella(6)	San Bruno, CA	163	2010	2010		938	50%	N/A		$54.2
Allegro(6)	Addison, TX	272	2010	2010		1,147	85%	N/A		$43.5
Burnham Pointe	Chicago, IL	298	2010	2008		1,010	90%	$2,016		$85.1
The Gallery at NoHo Commons	Los Angeles, CA	438	2009	2006		823	85%	$1,877	(7)	$102.9	(8)
Grand Reserve Orange	Orange, CT	168	2009	2005		963	93%	$1,511		$24.3
The Lofts at Park Crest	McLean, VA	131	2010	2008		1,047	95%	$3,046		$48.0	(8)
Mariposa Loft Apartments	Atlanta, GA	253	2009	2004		974	98%	$1,164		$27.1
The Reserve at La Vista Walk	Atlanta, GA	283	2010	2008		953	91%	$1,088		$38.5
Uptown Post Oak	Houston, TX	392	2010	2008		962	91%	$1,389		$62.7
4550 Cherry Creek	Denver, CO	288	2010	2004		1,212	93%	$1,549		$12.5
55 Hundred(6)	Arlington, VA	234	2007	2010		942	82%	N/A		$21.6
7166 at Belmar	Lakewood, CO	308	2010	2008		981	93%	$1,070		$12.4
Bailey's Crossing(6)	Alexandria, VA	414	2007	2010		986	76%	N/A		$29.3
Briar Forest Lofts	Houston, TX	352	2010	2008		900	94%	$1,002		$9.1
Burrough's Mill	Cherry Hill, NJ	308	2009	2003		1,041	92%	$1,453		$7.1
Calypso Apartment and Lofts	Irvine, CA	177	2009	2008		1,000	92%	$1,756		$13.6
The Cameron	Silver Spring, MD	325	2007	2010		908	97%	$1,735		$11.2
Cyan / PDX	Portland, OR	352	2009	2009		636	85%	$1,254		$45.4
The District Universal Boulevard	Orlando, FL	425	2010	2009		942	93%	$1,041		$33.4
Eclipse	Houston, TX	330	2007	2009		971	92%	$1,073		$6.8
Fitzhugh Urban Flats	Dallas, TX	452	2010	2009		943	92%	$1,013		$11.1
Forty55 Lofts	Marina del Rey, CA	140	2009	2010	(9)	1,306	96%	$2,830		$12.7
Grand Reserve	Dallas, TX	149	2007	2010		1,542	96%	$1,686		$5.5	(10)
Halstead	Houston, TX	301	2009	2004		975	91%	$1,076		$6.5
The Reserve at Johns Creek Walk	Johns Creek, GA	210	2007	2006		1,160	96%	$1,122		$3.4
San Sebastian(6)	Laguna Woods, CA	134	2009	2010	(11)	1,311	45%	N/A		$19.9
Satori	Fort Lauderdale, FL	279	2007	2010		1,203	90%	$1,793		$11.0
Skye 2905(6)	Denver, CO	400	2008	2010		919	89%	N/A		$27.8
Tupelo Alley	Portland, OR	188	2010	2009		770	94%	$1,208		$10.7
The Venue	Clark County, NV	168	2008	2009		973	80%	$909		$14.4
Veritas(6)	Henderson, NV	430	2007	1st Quarter 2011		1,002	76%	N/A		$14.2
Waterford Place	Dublin, CA	390	2009	2003		900	92%	$1,707		$9.8

(1)
Year of initial investment represents the year of our initial investment in the multifamily community.

(2)
We consider a multifamily community complete when the community is substantially constructed or renovated and capable of generating all significant revenue sources. Accordingly, the date provided may be different from the completion dates defined in the various contractual agreements or the final issuance of any official regulatory recognition of completion related to each multifamily community. For multifamily communities not completed as of December 31, 2010, the table presents the projected completion date.

(3)
Physical occupancy rate is defined as the units occupied as of December 31, 2010 divided by the total number of residential units. Not considered in the physical occupancy rate is rental space designated other than for residential use, which is primarily retail space. The total gross leasable area of retail space for all these communities is approximately 168,000 square feet, which is approximately 5% of total rentable area. Of the stabilized communities, The Lofts at Park Crest, Tupelo Alley, Burnham Pointe, Satori, The Reserve at Johns Creek Walk, The District Universal Boulevard, the Reserve at La Vista Walk, Cyan/PDX, and The Cameron contain retail space with approximately 157,000 square feet of GLA, of which approximately 64% was occupied as of December 31, 2010.

(4)
Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2010. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies; and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts. For the year ended December 31, 2010, these other charges were approximately $6.5 million, approximately 7% of total combined revenues for the period. The monthly rental revenue per unit also does not include unleased units or non-residential rental areas, which are primarily related to retail space. Monthly rental revenue reflects rent actually accruing as of December 31, 2010 and therefore reflects any tenant concessions on base rent as of that date.

  Because rental revenue per units during lease up is not a meaningful measurement, monthly rental revenue per unit is only presented for communities classified as stabilized as of December 31, 2010.

(5)
Figures represent the carrying value of our equity or debt investment in the multifamily community, if consolidated, or in the unconsolidated real estate joint venture, as applicable and as such investments are described further below.

(6)
As of December 31, 2010, these multifamily communities were in lease up. We have not included monthly rental revenue per unit for these communities and do not intend to provide such information until they have reached stabilization, as such information would not be meaningful until such time. We define multifamily communities as being in lease up if they have commenced leasing but have not yet reached stabilization. We define communities as stabilized upon the earlier of 90% occupancy or one year after completion.

(7)
Included in the calculation of monthly rental revenue per unit for The Gallery at NoHo Commons is a subsidy payment from the local housing authority as partial reimbursement for our obligation to provide affordable housing through 2048. The subsidy payment is a level annual payment of approximately $2 million per year through 2028 with no payments for the remaining 20-year period of the obligation. The amount included in the monthly rental revenue per unit is calculated on a straight line basis over the remaining period of the obligation.

(8)
The purchase price of The Gallery at NoHo Commons was $96.0 million, excluding closing costs. The purchase price of The Lofts at Park Crest was $68.2 million, excluding closing costs.

(9)
This property, acquired in 2009, was originally completed in 2008 as a condominium rather than a multifamily community. Minor renovations were required in order to convert it to a multifamily community capable of generating all significant revenues. As of December 31, 2010, this multifamily community was considered complete because the renovations were substantially complete.

(10)
Consists of a $2.6 million carrying value (principal of $2.2 million and accrued interest of $0.4 million) for our wholly owned note receivable made to the owner of the Grand Reserve project and a $5.5 million carrying value for our investment in the Grand Reserve BHMP CO-JV.

(11)
This property, acquired in 2009, was originally completed in 2009 as a condominium rather than a multifamily community. Minor renovations were required in order to convert it to a multifamily community capable of generating all significant revenues. As of December 31, 2010, this multifamily community was considered complete because the renovations were substantially complete.

        The following information generally applies to all multifamily communities in which we have invested:

  •
  we believe all of the properties are adequately covered by insurance and are suitable for their intended purposes;

  •
  we are aware of no plans for any material renovations, improvements or development with respect to any of the multifamily communities; and

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  the multifamily communities are located in markets where there is competition for attracting new residents and retaining current residents.

        None of the units in the multifamily communities that were not complete and stabilized as of December 31, 2010 were subject to any preleasing terms as of such date.

Wholly Owned Investments

        The following table presents information about our ten wholly owned multifamily communities as of December 31, 2010 (dollar amounts in millions):

Multifamily Community Name	Year of Acquisition	Contract Purchase Price
The Gallery at NoHo Commons	2009	$96.0
Mariposa Loft Apartments	2009	28.8
Grand Reserve Orange	2009	25.5
Acacia on Santa Rosa Creek	2010	38.7
The Lofts at Park Crest	2010	68.2
Burnham Pointe	2010	88.0
Uptown Post Oak	2010	65.5
Acappella	2010	55.0
The Reserve at La Vista Walk	2010	40.4
Allegro	2010	44.9

        In addition, we have one wholly owned note receivable made to the owner of the Grand Reserve project. It is a mezzanine loan acquired in April 2007 that is junior to a second mortgage loan described below under "—Investments in Unconsolidated Real Estate Joint Ventures" and a first mortgage loan described below under "—Debt Obligations." As of December 31, 2010, the outstanding principal balance of the loan is $2.2 million. The loan accrues interest at a rate of 10% per annum and matures on the earlier of (i) April 12, 2012 or (ii) the maturity date of the construction loan for the Grand Reserve project, which is currently April 23, 2011.

Investments in Unconsolidated Real Estate Joint Ventures

        As of December 31, 2010, all of our 23 investments in unconsolidated real estate joint ventures have been co-investments with the BHMP Co-Investment Partner through separate BHMP CO-JVs on the terms described in the section of our prospectus entitled "Investment Objectives and Criteria—Acquisition and Investment Policies—Joint Venture Investments—Co-Investments with Dutch Foundation." Generally, we hold a 55% ownership interest in each BHMP CO-JV and the BHMP Co-Investment Partner owns the remaining 45% ownership interest, except for The Reserve at Johns Creek BHMP CO-JV, in which we hold a 64% ownership interest in the BHMP CO-JV and the BHMP Co-Investment Partner owns the remaining 36%, and the Cyan/PDX and 7166 at Belmar BHMP CO-JVs, in which we hold 70% ownership interests and the BHMP Co-Investment Partner owns the remaining 30% interests in each. As required, we and the BHMP Co-Investment Partner have contributed capital to each BHMP CO-JV pro rata in accordance with our respective ownership interests.

        The BHMP CO-JVs in which we have invested have, in turn, made equity and/or debt investments in 23 separate multifamily communities. The following table presents information regarding the investments made by the BHMP CO-JVs as of December 31, 2010 (dollar amounts in millions):

		BHMP CO-JV Equity Investment Information(1)				BHMP CO-JV Mezzanine Loan Information(1)(2)
Multifamily Community Name	Date of Initial Investment	Contract Purchase Price	Carrying Amount of Investment	Ownership Interest in Property Owner	Preferred Return(3)	Outstanding Principal Balance	Carrying Loan Balance	Interest Rate	Maturity Date
Halstead	2009	$28.2	$6.5	100%	—	$—	$—	—	—
Waterford Place	2009	79.7	9.8	100%	—	—	—	—	—
Burrough's Mill	2009	40.0	7.1	100%	—	—	—	—	—
Forty55 Lofts	2009	46.0	12.7	100%	—	—	—	—	—
Calypso Apartment and Lofts	2009	48.7	13.6	100%	—	—	—	—	—
Cyan / PDX	2009	65.0	45.4	100%	—	—	—	—	—
San Sebastian	2009	34.8	19.9	100%	—	—	—	—	—
4550 Cherry Creek	2010	52.0	12.5	100%	—	—	—	—	—
7166 at Belmar	2010	41.0	12.4	100%	—	—	—	—	—
Briar Forest Lofts	2010	38.2	9.1	100%	—	—	—	—	—
Fitzhugh Urban Flats	2010	49.8	11.1	100%	—	—	—	—	—
Tupelo Alley	2010	38.8	10.7	100%	—	—	—	—	—
The District Universal Boulevard	2010	56.0	33.4	100%	—	—	—	—	—
The Reserve at Johns Creek Walk(4)(5)	2007	—	3.4	80.0%	(6)	—	—	—	—
Eclipse(4)	2007	—	6.8	100%	—	—	—	—	—
Bailey's Crossing(4)(5)	2007	—	29.3	77.8%	(7)	—	—	—	—
55 Hundred(4)(5)	2007	—	21.6	75.2%	(8)	—	—	—	—
The Venue(4)	2008	—	14.4	100%	—	—	—	—	—
Satori(4)(5)	2007	—	11.0	50.0%	(9)	—	—	—	—
Skye 2905(4)	2008	—	27.8	100%	—	—	—	—	—
Veritas(4)(5)	2007	—	14.2	50.0%	—	21.0	21.0	13.0%	December 2013
Grand Reserve(4)	2007	—	—	—	—	7.5	7.5	10.0%	April 2012	(10)
The Cameron(4)(5)	2007	—	—	—	—	19.3	19.3	9.5%	December 2012

(1)
Each equity and debt investment by a BHMP CO-JV is made through a subsidiary that is, or, with respect to BHMP CO-JVs making initial investments in 2010, will be, qualified to be taxed as a REIT. Each BHMP CO-JV owns 100% of the voting interests in such subsidiary and owns, or, with respect to BHMP CO-JVs making initial investments in 2010, will own after preferred units in the subsidiary are sold, approximately 99% of the economic interests in such subsidiary. The figures below include the share of the BHMP CO-JV investments attributable to the preferred unitholders of such subsidiaries.

(2)
The mezzanine loan payments are interest-only and are subordinate to the first mortgage loans described below under "—Debt Obligations."

(3)
If cash flows from certain multifamily communities are sufficient, the BHMP CO-JVs and other equity investors in these communities may be entitled to preferred returns on their contributed capital. For all of these development projects, the potential preferred returns may be affected by additional capital contributions funded by one of more equity owners on a non pro rata basis to fund unexpected project shortfalls.

(4)
Contract purchase price is not disclosed for these investments because the investment by the BHMP CO-JV did not consist of an acquisition of all of the interests in the community or did not consist of an acquisition of all of the interests in the community in a single transaction.

(5)
As of December 31, 2010, equity interests in the property owned by BHMP CO-JV and/or other owners may be subject to call rights, put rights and/or buy-sell rights and/or the right of BHMP CO-JV to convert its mezzanine loan investment to equity in the property.

(6)
The Reserve at Johns Creek Walk BHMP CO-JV is entitled to receive up to a 5% preferred return on $9.2 million of capital, after which the other owner of The Reserve at Johns Creek Walk may receive up to a 5% preferred return on $2.3 million of capital.

(7)
The Bailey's Crossing BHMP CO-JV is entitled to receive up to a 14% preferred return on $29.2 million of capital.

(8)
The 55 Hundred BHMP CO-JV is entitled to receive up to a 14% preferred returns on $17.4 million of capital.

(9)
Effective as of December 31, 2010, the Satori BHMP CO-JV converted its mezzanine loan investment in the Satori project owner, eliminating the developer partner's right to receive a preferred return prior to the Satori BHMP CO-JV.

(10)
This loan matures on the earlier of (i) April 12, 2012 and (ii) the maturity date of the construction loan (which is currently April 23, 2011), including any extensions thereof.

Debt Obligations

        As of December 31, 2010, a number of the multifamily communities in which we have made equity investments, mezzanine loans or second mortgage loans are subject to senior mortgage and construction mortgage loans. We describe below all of the debt obligations that encumber the properties in which we have invested, exclusive of the mezzanine loans and second mortgage loans made by us and the BHMP CO-JVs described above under "—Wholly Owned Investments" and "—Investments in Unconsolidated Real Estate Joint Ventures." All of the loans described below have been made by third parties unaffiliated with us and the BHMP CO-JVs and are senior to any equity or debt investments by us or the BHMP CO-JVs.

  Debt Obligations of Us and the Consolidated Subsidiaries of BHMP CO-JVs

        As of December 31, 2010, multifamily communities and development projects in which we and/or the consolidated subsidiaries of BHMP CO-JVs have invested are subject to senior mortgage and construction mortgage loans as described in the following table. The senior lenders for these projects have no recourse to us or the applicable BHMP CO-JV other than carve-out guarantees for certain matters such as environmental conditions, misuse of funds and material misrepresentations.

	Loan Type	Payment Type	Outstanding Principal Balance (in millions)	Interest Rate	Maturity Date
Wholly Owned Mortgage Loans
The Gallery at Noho Commons	Mortgage	Interest-only	$51.3	4.72%—Fixed	November 2016	(1)
Mariposa Loft Apartments	Mortgage	Interest-only	15.8	5.21%—Fixed	March 2017	(1)
Acacia on Santa Rosa Creek	Mortgage	Principal and interest at a 30-year amortization rate	26.3	4.63%—Fixed	May 2013	(1)(2)

Total			$93.4

BHMP CO-JV Level Mortgage Loans
Skye 2905	Construction	Interest-only	$47.0	Monthly LIBOR + 2.50%	June 2011	(2)(3)
Waterford Place	Mortgage	Principal and interest at a 30-year amortization rate	59.0	4.83%—Fixed	May 2013	(1)(2)
Calypso Apartment and Lofts	Mortgage	Interest-only	24.0	4.21%—Fixed	March 2015	(1)
4550 Cherry Creek	Mortgage	Interest-only	28.6	4.23%—Fixed	March 2015	(1)
7166 at Belmar	Mortgage	Interest-only	22.8	4.11%—Fixed	June 2015	(1)
Burrough's Mill	Mortgage	Interest-only(4)	26.0	5.29%—Fixed	October 2016	(1)
Fitzhugh Urban Flats	Mortgage	Interest-only	28.0	4.35%—Fixed	August 2017	(1)
Eclipse	Mortgage	Interest-only	20.8	4.46%—Fixed	September 2017	(1)
Briar Forest Lofts	Mortgage	Interest-only	21.0	4.46%—Fixed	September 2017	(1)
Tupelo Alley	Mortgage	Interest-only	19.3	3.58%—Fixed	October 2017	(1)
Halstead	Mortgage	Interest-only	15.7	3.79%—Fixed	November 2017	(1)
Forty55 Lofts	Mortgage	Interest-only	25.5	3.90%—Fixed	October 2020	(1)

Total			$337.7

Property Entity Level Mortgage and Construction Mortgage Loans
The Reserve at Johns Creek Walk	Mortgage	Interest-only	$23.0	6.46%—Fixed	March 2013	(1)
55 Hundred	Construction	Interest-only	52.7	Monthly LIBOR + 3.00%	November 2013	(2)(3)
Bailey's Crossing	Construction	Interest-only	71.1	Monthly LIBOR + 2.75%	November 2011	(2)(3)

Total			$146.8

(1)
These loans may generally not be prepaid without the consent of the lender and/or payment of a prepayment penalty.

(2)
These loans may be eligible for extension periods of up to three years, subject to certain conditions that may include certain fees and the commencement of monthly principal payments.

(3)
These loans may generally be prepaid in full or in part without penalty.

(4)
Principal payments commence in November 2011 at a 30-year amortization rate.

        From time to time, certain multifamily communities that we own may also be subject to our secured $150 million credit facility. As of December 31, 2010, Grand Reserve Orange, the residential portion of The Lofts at Park Crest, Uptown Post Oak, Burnham Pointe, and The Reserve at La Vista Walk, each of which is wholly owned by us, are the properties in the collateral pool securing our $150 million credit facility. From time to time, we may add and remove multifamily communities from the collateral pool in compliance with the requirements under the credit facility agreement. The credit facility matures on April 1, 2017, when all unpaid principal and interest is due. Borrowing tranches under the credit facility bear interest at a "base rate" based on either the one-month or three-month LIBOR rate, selected at our option, plus an applicable margin. As of December 31, 2010, the applicable margin was 2.08% and the base rate was 2.35% based on one-month LIBOR. The credit facility also provides for fees based on unutilized amounts and minimum usage. The unused facility fee is equal to 1% per annum of the total commitment less the greater of 75% of the total commitment or the actual amount outstanding. The minimum usage fee is equal to 75% of the total credit facility times the lowest applicable margin less the margin portion of interest paid during the calculation period. The loan requires monthly interest-only payments and monthly or annual payment of fees. We may prepay borrowing tranches at the expiration of the LIBOR interest rate period without any penalty. Prepayments during a LIBOR interest rate period are subject to a prepayment penalty generally equal to the interest due for the remaining term of the LIBOR interest rate period.

  Debt Obligations of the Unconsolidated Subsidiaries of BHMP CO-JVs

        As of December 31, 2010, multifamily development projects in which the unconsolidated subsidiaries of BHMP CO-JVs have invested are subject to senior construction mortgage loans as described in the following table. The senior lenders for these projects have no recourse to us or the BHMP CO-JVs with recourse only to the applicable Property Entities and to affiliates of the project developers that have provided completion and repayment guarantees.

	Loan Type	Payment Type	Outstanding Principal Balance (in millions)	Interest Rate	Maturity Date
Property Entity Level Construction Mortgage Loans
Satori	Construction	Interest-only	$71.3	Monthly LIBOR + 1.40%	October 2011
Veritas	Construction	Interest-only	35.1	Monthly LIBOR + 2.75%	December 2012	(1)
Grand Reserve	Construction	Interest-only	27.1	Monthly LIBOR + 1.55%	April 2011	(1)
The Cameron	Construction	Interest-only	71.2	Monthly LIBOR + 1.90%	December 2011	(1)

Total			$204.7

(1)
These loans may generally not be prepaid without the consent of the lender and/or payment of a prepayment penalty. These loans may also be eligible for extension periods of up to two years, subject to certain conditions that may include certain fees and the commencement of monthly principal payments.

Recent Acquisitions and Financings and other Transactions

  Acquisition of Argenta

        On April 15, 2011, we acquired, through the subsidiary REIT owned by the Waterford Place BHMP CO-JV, a multifamily community known as Argenta, located in San Francisco, California, from an unaffiliated seller. Argenta is a 179-unit multifamily community with amenities including, but not limited to, a resident lounge, a fitness center, and a conference room and concierge services. Argenta, which was completed in 2008, has an average unit size of approximately 893 square feet. As of the date of the acquisition, approximately 97% of the units were occupied, and the monthly rental revenue per unit was approximately $2,720 based on the leases in effect as of the end of the month of the acquisition closing.

        The purchase price for Argenta was $94.0 million, excluding closing costs. We funded the entire purchase price with proceeds from this offering and may later place mortgage debt on the community. In exchange for our funding of the entire purchase price, the limited liability company agreement of the Waterford Place BHMP CO-JV was amended to give the Waterford BHMP CO-JV a 100% interest in Argenta. Our interest in Waterford Place remained a 55% interest.

        While we initially funded the entire purchase price at the time of purchase, it is anticipated that we will ultimately hold no less than a 90% ownership interest and the BHMP Co-Investment Partner will hold the remaining ownership interest in Argenta.

  The Domain at Eldridge

        On April 4, 2011, we entered into loan agreement whereby we made a mezzanine loan to the third party developer of The Domain at Eldridge, a to-be-constructed 320-unit multifamily community located in Houston, Texas, on land adjacent to our Eclipse investment. The aggregate principal amount of the mezzanine loan is $10,525,000 and will accrue interest at the rate of 14% per annum. The loan matures on April 3, 2014. Any unpaid accrued interest on the mezzanine loan is payable on a monthly basis, and all accrued and unpaid interest on the mezzanine loan, along with the principal balance remaining, will be payable upon final maturity of the mezzanine loan. Generally, no prepayment of the mezzanine loan may be made until April 4, 2013. The loan may then be prepaid in whole or in part with a prepayment premium equal to 1.0% of the principal balance of the loan then being prepaid.

  Financing of Cyan

        On March 14, 2011, the Cyan BHMP CO-JV entered into a loan with The Guardian Life Insurance Company of America, as lender, to borrow approximately $33.0 million, all of which was advanced to the Cyan BHMP CO-JV on the closing date of the loan. The proceeds of the loan were used to finance the Cyan BHMP CO-JV's investment in Cyan, which it acquired on December 15, 2009. The loan is secured by a first mortgage lien on the assets of Cyan, including the land, improvements, fixtures, personalty, contracts, leases, rents and reserves. The loan bears interest at an annual rate of 4.25%, has a 60-month term with monthly interest-only payments for the first 48 months of the term and principal and interest payments for the remaining 12 months. The loan matures on April 1, 2016. The Cyan BHMP CO-JV has the right to prepay the outstanding amount in full at any time after April 1, 2014 with a prepayment premium of $5,000 and at any time after January 1, 2016 with no prepayment premium.

  Recapitalization of The Cameron

        On April 26, 2011, The Cameron BHMP CO-JV and the other partners in The Cameron Property Entity recapitalized their respective investments in The Cameron Property Entity. In connection with the recapitalization, The Cameron BHMP CO-JV converted its mezzanine loan, with outstanding principal and interest of approximately $20.8 million, to an equity ownership interest in The Cameron Property Entity. The BHMP CO-JV also contributed approximately $3.8 million of additional capital. The BHMP CO-JV's capital contribution along with the capital contribution from an unaffiliated third party partner was used by the Cameron Property Entity to pay the senior loan down by approximately $3 million, to redeem a partner's equity ownership interest and to pay other closing costs. Our portion of the BHMP CO-JV capital contribution was approximately $2.1 million and was funded with proceeds from this offering.

        As a result of this recapitalization, The Cameron BHMP CO-JV acquired an effective 64.1% ownership interest and became the managing member of the general partner of The Cameron Property Entity, with certain major decisions subject to the approval of an unaffiliated third-party partner.

        The senior loan for The Cameron Property Entity was also modified in connection with the recapitalization. As modified, the loan is divided into two tranches with a combined principal balance of approximately $72.7 million and a blended floating interest rate set and payable monthly at 1-month LIBOR plus of 3.89%. The 1-month LIBOR rate as of April 26, 2011 is 0.21%. The maturity date is April 26, 2013, with two one-year extension options that may extend the maturity date of the loan to April 26, 2014 and April 26, 2015, respectively. The Cameron Property Entity may exercise these options upon payment of an extension fee for each option exercised in the amount of 0.25% of the total loan commitment. The Cameron Property Entity also has the right to prepay the outstanding principal loan amount in whole or in part at any time without payment of a prepayment premium or penalty.

  Borrowing under our Credit Facility

        As of April 15, 2011, the outstanding principal balance of our $150 million credit facility was approximately $88.0 million and the collateral pool securing such amount consisted of Grand Reserve Orange, the residential portion of The Lofts at Park Crest, Uptown Post Oak, Burnham Pointe and The Reserve at Lavista Walk, each of which is wholly owned by us.

Potential Acquisitions

  West Village

        On November 5, 2010, we entered into an agreement to purchase a multifamily community known as West Village, located in Mansfield, Massachusetts, from an unaffiliated seller. West Village is a 200-unit multifamily community with amenities including, but not limited to, a heated pool and spa, a fitness center, and a business center and clubroom. The contract purchase price for West Village is $36.0 million, excluding closing costs. On November 8, 2010, we deposited $1.0 million in earnest money. If the purchase is consummated, we expect that a portion of the purchase price will be made through the assumption of a first mortgage loan, secured by West Village, with the remainder funded with proceeds from this offering.

  Stone Gate

        On February 17, 2011, we entered into an agreement to purchase a multifamily community known as Stone Gate, located in Marlborough, Massachusetts, from an unaffiliated seller. Stone Gate is a 332-unit multifamily community with amenities including, but not limited to, a heated pool and spa, a walking trail and fitness center, and a business center and clubroom. The contract purchase price for Stone Gate is $64.7 million, excluding closing costs. As of March 18, 2011, we had deposited $1.5 million in earnest money. If the purchase is consummated, we expect that the purchase price will be funded with proceeds from this offering.

Potential Sale

  Waterford Place

        On January 11, 2011, the Waterford Place BHMP CO-JV entered into, through its wholly owned subsidiary, a purchase and sale agreement to sell Waterford Place to an unaffiliated purchaser. The contract purchase price for Waterford Place was $110 million, excluding closing costs. On February 9, 2011, the prospective purchaser terminated this agreement pursuant to its right to terminate during the due diligence period, for any reason, and refunded all escrow money. On February 18, 2011, the Waterford Place BHMP CO-JV, through its wholly owned subsidiary, and the prospective purchaser entered into a Reinstatement of and Amendment to Purchase and Sale Agreement reinstating the original contract. Pursuant to the terms of the reinstatement, the prospective purchaser deposited $2.0 million in earnest money.

        The consummation of these transactions is subject to substantial conditions. The consummation of these acquisitions and disposition generally will depend upon:

  •
  the satisfaction of the conditions to the acquisition or disposition contained in the relevant contracts;

  •
  no material adverse change occurring relating to the community; and

  •
  the buyer's receipt of satisfactory due diligence information, including but not limited to, environmental and property condition reports, and lease information.

        Other assets may be identified in the future that we may acquire before or instead of the potential acquisitions described above. As of the date of this supplement, we cannot make any assurances that the closings of the potential acquisitions or the potential sale described above are probable.

Selected Financial Data

        The following selected financial data should be read with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto contained in our annual report for the year ended December 31, 2010 on Form 10-K and incorporated by reference into this prospectus. Our historical results are not necessarily indicative of results for any future period. The year end selected financial data presented in the tables below is derived from audited financial information.

        The following tables present summarized consolidated financial information, including balance sheet data, operating data, and cash flow data in a format consistent with our consolidated financial statements (dollar amounts in millions, except per share information):

	As of December 31,
	2010	2009	2008	2007	2006
Balance Sheet Data:
Real estate, net	$524.0	$159.0	$—	$—	$—
Investments in unconsolidated real estate joint ventures	$349.4	$279.9	$96.5	$60.1	$—
Cash and cash equivalents	$52.6	$77.5	$23.8	$53.4	$—
Total assets	$958.8	$525.7	$120.9	$115.4	$—
Debt	$157.4	$51.3	$—	$—	$—
Total liabilities	$188.0	$74.7	$8.5	$2.0	$—
Total stockholders' equity	$770.8	$451.0	$112.4	$113.4	$—

	For the Years Ended December 31,				From inception (August 4, 2006) through December 31, 2006
	2010	2009	2008	2007
Operating Data:
Rental revenues	$32.6	$4.1	$—	$—	$—
Equity in earnings (loss) of investments in unconsolidated real estate joint ventures	$(6.9)	$(0.2)	$4.3	$0.8	$—
Interest income	$1.4	$1.1	$0.9	$0.3	$—
Acquisition expenses(1)	$10.8	$3.4	$—	$—	$—
Net income (loss)	$(34.6)	$(8.3)	$2.6	$(0.2)	$—
Basic and diluted income (loss) per share	$(0.41)	$(0.26)	$0.18	$(0.08)	$(11.25)
Distributions declared per share	$0.667	$0.692	$0.441	$0.340	$—

	For the Years Ended December 31,				From inception (August 4, 2006) through December 31, 2006
	2010	2009	2008	2007
Cash Flow Data:
Cash flow provided by operating activities(2)	$2.6	$0.2	$2.4	$0.2	$—
Cash flow used in investing activities	$(461.2)	$(341.0)	$(35.4)	$(60.8)	$—
Cash flow provided by financing activities	$433.7	$394.5	$3.4	$113.9	$—

(1)
Prior to 2009, under GAAP, acquisition costs were capitalized and generally not expensed.

(2)
Included as a deduction to cash flow provided by operating activities for 2010 and 2009 is $12.1 million and $5.0 million, respectively, of acquisition expenses, including our share of equity in earnings of investments in unconsolidated real estate joint ventures. Prior to 2009, acquisition expenses were classified within investing activities.

Distributions

  Distributions for the Four Quarters Ended December 31, 2010

        The cash distributions paid in the four quarters ended December 31, 2010 were approximately $25.1 million. Distributions funded through the issuance of shares under our distribution reinvestment plan in the four quarters ended December 31, 2010 were approximately $28.2 million. For the four quarters ended December 31, 2010, cash flow provided by operating activities was approximately $2.6 million. A breakdown by quarter is provided below.

        The following are the distributions paid and declared and sources of cash distributions paid for each of the four quarters ended December 31, 2010 (in millions, expect per share amounts):

	Distributions Paid			Distributions Declared		Sources of Cash Distributions Paid
	Cash	Distributions Reinvested (DRIP)	Total	Total Distributions Declared	Distributions Declared Per Share	Amount Paid from Operating Activities/ Percent of Total Cash Distributions Paid		Amount Paid from Offering Proceeds/ Percent of Total Cash Distributions Paid
2010
Fourth Quarter	$6.6	$7.8	$14.4	$15.0	$0.151		$1.4 / 21%	$5.2 / 79%
Third Quarter	$7.3	$8.3	$15.6	$15.3	$0.168		$1.3 / 18%	$6.0 / 82%
Second Quarter	$6.2	$6.9	$13.1	$13.9	$0.175		$0.4 / 6%	$5.8 / 94%
First Quarter	$5.0	$5.2	$10.2	$11.1	$0.173	$	— / 0%	$5.0 / 100%

        The amount by which our distributions paid exceeded cash flow from operating activities has increased due to (1) acquisition expenses associated with increased acquisition activity included in cash flow from operating activities, (2) increased investments in multifamily communities in lease up and (3) proceeds raised from this offering (which resulted in temporarily holding funds in low yielding cash investments and additional shares on which distributions are paid). Acquisition expenses included in cash flow from operating activities for the years ended December 31, 2010 and 2009 were $10.8 million and $3.4 million, respectively. Acquisition expenses are funded from the proceeds from this offering.

        Over the long term, as we continue to receive proceeds from this offering and invest those proceeds in income producing multifamily communities, we expect that more of our distributions (except with respect to distributions related to sales of our assets) will be paid from cash flow from operating activities, including distributions from Co-Investment Ventures in excess of their reported earnings and our operations from wholly owned multifamily communities prior to deductions for acquisition expenses. In addition to these projected results from increased investments, in June 2010, our board of directors reduced our distribution rate from an annual rate of 7.0% to 6.0% (based on a $10 share price) beginning the month of September 2010 and amended our advisory management agreement effective July 1, 2010, reducing the current asset management fee rate (with the potential for future increases in the fee depending on achieving certain modified funds from operations per share thresholds). Each of these changes will increase the proportion of our distributions to be paid from cash flows from operating activities in the future than would otherwise be the case without these changes. However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable accretive yields, the financial performance of our investments, spreads between capitalization and financing rates, the types and mix of investments in our portfolio, favorable financing terms and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distribution rates may change over time and future distributions declared and paid may continue to exceed cash flow from operating activities.

  Distributions Declared for April 2011 through June 2011

        On March 24, 2011, our board of directors declared distributions payable to the stockholders of record each day for April 1, 2011 through June 30, 2011. These distributions have been or will be paid in cash on or before the 16th day of the following month. The declared distributions equal a daily amount of $0.0016438 per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare distributions or at this rate.

Distributions Paid and Funds from Operations

        Since our inception on August 4, 2006 through December 31, 2010, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $80.1 million and have had cumulative funds from operations of $11.8 million. Funds from operations ("FFO") is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts. For a discussion of how we calculate FFO and why our management considers it a useful measure of REIT operating performance and a reconciliation of funds from operations to our net income, please see "—Funds from Operations and Modified Funds from Operations" below.

Funds from Operations and Modified Funds from Operations

        Funds from operations ("FFO") is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our and/or our Co-Investment Ventures' portfolios, which include, but are not limited to, equity and mezzanine, mortgage and bridge loan investments in existing operating properties and properties in various stages of development and the accounting treatment of the investments in accordance with our accounting policies.

        Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management, investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO") as defined by the Investment Program Association ("IPA"). MFFO excludes from FFO the following items:

  (1)
  acquisition fees and expenses;

  (2)
  straight line rent amounts, both income and expense;

  (3)
  amortization of above or below market intangible lease assets and liabilities;

  (4)
  amortization of discounts and premiums on debt investments;

  (5)
  impairment charges;

  (6)
  gains or losses from the early extinguishment of debt;

  (7)
  gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

  (8)
  gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

  (9)
  gains or losses related to consolidation from, or deconsolidation to, equity accounting;

  (10)
  gains or losses related to contingent purchase price adjustments; and

  (11)
  adjustments related to the above items for unconsolidated entities in the application of equity accounting.

        We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Although MFFO includes other adjustments, the exclusion of acquisition expenses is the most significant adjustment to us at the present time, as we are currently in our offering and acquisition stages. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

        As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations:

  •
  Acquisition expenses.  In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both business combinations and equity investments were capitalized; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisitions costs have been and will continue to be funded from the proceeds of our this offering and other financing sources and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our advisor or third parties.

  •
  Impairment charges, gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.  Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to our current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

  •
  Adjustments for amortization of above or below market intangible lease assets.  Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate.

  •
  Adjustments for straight line rents and amortization of discounts and premiums on debt investments.  In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management's analysis of operating performance.

  •
  Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.  Similar to extraordinary items excluded from FFO, these adjustments are not related to our continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

        Many of these adjustments are similar to adjustments required by SEC rules for the presentation of proforma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities.

        By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders' equity during the periods in which properties are acquired.

        FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of our liquidity, nor are they either indicative of funds available to fund our cash needs, including our ability to make distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect our operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

        The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in millions, except per share amounts):

	For the Year Ended December 31,				From inception (August 4, 2006) through December 31, 2006
	2010	2009	2008	2007
Net income (loss)	$(34.6)	$(8.3)	$2.6	$(0.2)	$—
Real estate depreciation and amortization(1)	43.1	7.6	1.1	0.5	—

FFO	8.5	(0.7)	3.7	0.3	—
Gain on acquisitions of controlling interests(2)	(2.7)	—	—	—	—
Gain on early extinguishment of debt(3)	(0.1)	—	—	—	—
Acquisition expenses(4)	12.1	5.0	—	—	—
Straight-line rents	0.9	0.3	—	—	—

MFFO	$18.7	$4.6	$3.7	$0.3	$—

GAAP weighted average common shares	83.5	32.5	14.4	2.7	—

Net income (loss) per share	$(0.41)	$(0.26)	$0.18	$(0.08)	$—

FFO per share	$0.10	$(0.02)	$0.26	$0.11	$—

MFFO per share	$0.22	$0.14	$0.26	$0.11	$—

(1)
The real estate depreciation and amortization amount includes our consolidated real estate-related depreciation and amortization of intangibles and our similar share of Co-Investment Venture depreciation and amortization, which is included in earnings of unconsolidated real estate joint venture investments.

(2)
For the year ended December 31, 2010, our share of the gain on acquisitions of controlling interests relates to the acquisitions of a controlling interest by The Venue and Skye 2905 BHMP CO-JVs.

(3)
For the year ended December 31, 2010, our share of the gain on early extinguishment of debt relates to the Halstead BHMP CO-JV.

(4)
Acquisition expenses include our share of expenses incurred by us and our unconsolidated investments in real estate joint ventures, including amounts incurred with our advisor. Acquisition expenses also include operating expenses that were identified or given credit by the seller in the acquisition but are expensed in accordance with GAAP. Prior to 2009, acquisition costs were capitalized, and accordingly, no acquisition expenses were incurred in 2008.

        The following additional information is presented in evaluating the presentation of net income (loss) in accordance with GAAP and our calculations of FFO and MFFO:

  •
  Included in net income (loss) for the year ended December 31, 2010 is our share of the net gain related to fair value in excess of the purchase price for The District Universal Boulevard's acquisition of approximately $1.8 million.

        As noted above, we believe FFO is helpful to investors as a measure of operating performance and MFFO is useful to investors to assess the sustainability of our operating performance after our offering and acquisition stages are completed. FFO and MFFO are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures and principal payment of debt related to investments in unconsolidated real estate joint ventures, are not deducted when calculating FFO and MFFO.

 Information Regarding Dilution

        In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of our assets (exclusive of certain intangible items which include our net lease intangibles (both assets and liabilities), deferred financing costs and deferred lease revenues) minus total liabilities, divided by the total number of shares of common stock outstanding. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. For example, if our assets have appreciated in value since acquisition, or depreciated in a manner that is different than GAAP straight-line depreciation, our net tangible book value would not reflect this. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers. As of December 31, 2010, our net tangible book value per share was $7.57. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at December 31, 2010 was $10.00 per share.

        Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Share Redemptions

        During the year ended December 31, 2010, we redeemed approximately 1.8 million shares of common stock for approximately $16.0 million ($8.72 per share). We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our initial public offering.

Compensation to our Advisor and its Affiliates

        Behringer Harvard Multifamily Advisors I, Behringer Securities, BHM Management and their affiliates receive compensation and fees for services relating to this offering and managing our assets. In addition, our advisor and its affiliates may receive reimbursements for certain organization and offering costs incurred during our prior private offering that terminated in 2007. Summarized below are the fees earned and expenses reimbursable to our advisor and its affiliates, and any related amounts payable, as of and for the years ended December 31, 2010 and December 31, 2009 (amounts in millions):

	Incurred
			Payable as of
	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Type of Compensation			December 31, 2010	December 31, 2009
Selling Commissions	$29.7	$28.2	$—	$—
Dealer Manager Fee	$11.1	$10.3	$0.2	$0.2
Reimbursement of Other Organization and Offering Expenses	$6.5	$8.9	$2.7	$1.4
Acquisition Fees & Expense Reimbursements	$11.2	$8.1	$—	$—
Asset Management Fee	$5.2	$1.9	$—	$—
Debt Financing Fee	$2.6	$1.1	$—	$—
Property Management Fee	$0.7	$—	$—	$—
General and Administrative Expenses	$2.2	$1.4	$0.5	$0.5

 PROSPECTUS UPDATES

Updates to Risk Factors

        The following risk factors supplement, update, supersede and/or replace, as appropriate, the risk factors appearing in the prospectus.

We and the other public Behringer Harvard sponsored programs have experienced losses in the past, and we may experience similar losses in the future.

        For the years ended December 31, 2010 and 2009, we had net losses of $34.6 million and $8.3 million, respectively. Our losses can be attributed, in part, to depreciation and amortization of operating properties and related intangibles. Also beginning in 2009, many acquisition costs, which prior to 2009 were generally capitalized, are expensed. Historically, other public programs sponsored by affiliates of our advisor have also experienced losses, especially during the early periods of their operation. For the reasons described above, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

To the extent offering proceeds are used to pay fees to our advisor or its affiliates or to fund distributions, our investors will realize dilution and later investors may also realize a lower rate of return than investors who invest earlier in this offering.

        Our advisor and its affiliates provide services for us in connection with, among other things, the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, and the disposition of our assets. We pay them substantial upfront fees for some of these services, which reduces the amount of cash available for investment in real estate or distribution to you. Largely as a result of these substantial fees, we expect that for each share sold in the our primary offering, assuming we sell the maximum primary offering, no more than $8.70 will be available for investment in real estate, depending primarily upon the number of shares we sell.

        In addition, we have used offering proceeds to fund distributions, and later investors who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incur debt to fund distributions earlier in our public offerings, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt.

        The use of offering proceeds to pay fees to our advisor and its affiliates or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in our offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

        Our strategy may involve becoming "self-managed" by internalizing our management functions. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may elect to negotiate to acquire our advisor's and property manager's assets and personnel. Under our advisory management agreement, we are restricted from hiring or soliciting any employee of our advisor or its affiliates for one year from the termination of the agreement. We are similarly restricted under our property management agreement with respect to the employees of our property manager or its affiliates. These restrictions could make it difficult to internalize our management functions without acquiring assets and personnel from our advisor and its affiliates for consideration that would be negotiated at that time. At this time, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our stock. An internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end compensation. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the net income per share and modified funds from operations per share attributable to your investment. We will not be required to seek a stockholder vote to become self-managed.

        In addition, while we would no longer bear the costs of the various fees and expenses we pay to our advisor under the advisory management agreement if we internalize, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and modified funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our net income per share and modified funds from operations per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

        As currently organized, we do not directly employ any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

        Additionally, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. We could have difficulty integrating our management functions as a stand-alone entity. As of December 31, 2010, certain personnel of our advisor and its affiliates perform property management, asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our portfolio of investments.

If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

        We rely on persons employed by our advisor to manage our day-to-day operations. If we were to effectuate an internalization of our advisor, we may not be able to retain all of the employees of the advisor or to maintain a relationship with our sponsor. In addition, some of the employees of the advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

We have, and may in the future, pay distributions from sources other than our cash flow from operating activities and if we continue to do so, we will have less funds available to make investments and your overall return may be reduced.

        Our organizational documents permit us to fund distributions from any source, such as from the proceeds of our prior private offering, this public offering or other offerings, cash advances to us by our advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future cash flow from operating activities. The distributions paid in the twelve months ended December 31, 2010 and 2009 were approximately $25.1 million and $11.5 million, respectively. For the twelve months ended December 31, 2010 and 2009, cash flows from operating activities were approximately $2.6 million and $0.2 million, respectively. Accordingly, for the twelve months ended December 31, 2010 and 2009, total distributions exceeded cash flow from operating activities for the same periods, which differences were funded from proceeds from our offerings. If we continue to fund a portion of distributions from the net proceeds from this offering or from additional sources that are other than operating activities, we will have fewer funds available for acquiring properties and other investments, and your overall return may be reduced. Further, to the extent distributions exceed cash flow from operating activities, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

Our independent directors are involved in other businesses, investments and other activities, therefore they may have conflicts of interest in allocating their time between our business and these other activities.

        Our independent directors are involved in other businesses, investments and other activities. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our independent directors inappropriately devote insufficient time or resources to our business, then our performance may suffer.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII become effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

In 2010, capitalization rates in major U.S. markets for multifamily communities began to decline, reversing a trend since the start of the recession. If capitalization rates remain compressed or decrease further, it may be more challenging for us to find attractive income-producing investment opportunities. On the other hand , economic, inflation or budget deficit issues could increase capital costs or prolong the U.S. economic slowdown which could lead to increases in capitalization rates and a potential decline in the value of our investments.

        In connection with the recent credit market disruptions and economic slowdown, there is evidence that capitalization rates (the rate of return immediately expected upon investment in a real estate asset)

in major U.S. markets for multifamily communities rose in 2008 and through most of 2009. However, as the economy began to stabilize and the multifamily real estate fundamentals improved, the multifamily sector experienced a decline in capitalization rates for most of 2010. If capitalization rates stabilize or decrease further, we would expect the value of our current investments to hold steady or even increase. However, in such an environment it may be more difficult for us to find attractive income-producing investment opportunities. This challenge may be exacerbated if the cost of debt financing increases where our ability to leverage returns through the use of debt financing could be negatively affected.

        Although such capitalization rates appeared to have stabilized towards the end of 2010, there could be economic and real estate factors which could lead to a renewed increase in capitalization rates. If capitalization rates increase, we would expect declines in the pricing of those assets upon sale. If we were required to sell investments into such market, we could experience a substantial decrease in the value of our investments and those of our unconsolidated joint ventures. Apart from the potential for such results on any such sale, we may also be required to recognize an impairment charge in earnings in respect of assets we currently own.

Increases in unemployment caused by a recessionary economy could adversely affect multifamily property occupancy and rental rates with high quality multifamily communities suffering even more severely.

        Rising levels of unemployment in our multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

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  rental residents deciding to share rental units and therefore rent fewer units;

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  potential residents moving back into family homes or delaying leaving family homes;

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  a reduced demand for higher-rent units, such as those of high quality multifamily communities;

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  a decline in household formation;

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  persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;

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  the inability or unwillingness of residents to pay rent increases; and

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  increased collection losses.

These factors have contributed to lower rental rates. If employment levels do not improve, our results of operations, financial condition and ability to make distributions to you may be adversely affected.

Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us.

        Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for significant amounts of additional capital. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship.

        Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. In fact, we and our Co-Investment Ventures secured approximately 72% of our financing through Fannie Mae and Freddie Mac. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac.

Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and us because many private alternative sources of funding have been reduced or are unavailable. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could: (1) make it more difficult for us to secure new takeout financing for current multifamily development projects; (2) hinder our ability to refinance completed multifamily assets; (3) decrease the amount of available liquidity and credit that could be used to further diversify our portfolio of multifamily assets; and (4) require us to obtain other sources of debt capital with potentially different terms.

We may be unable to renew leases or relet units as leases expire.

        When our residents decide not to renew their leases upon expiration, we may not be able to relet their units. Even if the residents do renew or we can relet the units, the terms of renewal or reletting may be less favorable than current lease terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction and excess inventory of multifamily and single family housing, slow or negative employment growth, availability of low interest mortgages for single family home buyers and the potential for geopolitical instability, all of which are beyond our control. In addition, various state and local municipalities implement rent control legislation which could limit our ability to raise rents. Finally, the federal government's policies, many of which may encourage home ownership, can increase competition and possibly limit our ability to raise rents. Consequently, our cash flow and ability to service debt and make distributions to security holders could be reduced.

Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower your overall return.

        As of December 31, 2010, 23 of our 33 multifamily investments have been made through co-investments with our Co-Investment Partner. In the future, we may enter into additional joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or third parties having investment objectives similar to ours for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

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  the possibility that our partner in an investment might become bankrupt;

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  the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;

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  the possibility that a partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;

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  that such partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

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  the possibility that we may incur liabilities as the result of the action taken by our partner;

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  that such partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or

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  that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

        Any of the above might reduce our returns on a joint venture investment. With respect to our 23 investments through joint ventures with the Co-Investment Partner, each investment is subject to buy/sell rights in the event of a dispute over a major decision, such as whether to dispose of the underlying property.

Difficulty of selling multifamily communities could limit flexibility.

        Federal tax laws (outside of any safe harbors or exemptions) may limit our ability to earn a gain on the sale of a community (unless we own it through a subsidiary which will incur a taxable gain upon sale) if we are found to have held, acquired or developed the community primarily with the intent to resell the community, and this limitation may affect our ability to sell communities without adversely affecting returns to our stockholders. In addition, real estate in our markets can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the communities in our portfolio promptly in response to changes in economic or other conditions.

Our operating results will be negatively affected if our investments, including investments in tenant-in-common interests promoted by affiliates of our advisor, do not meet projected distribution levels.

        Behringer Harvard Holdings and its affiliates have promoted a number of tenant-in-common real estate projects. Some of these projects have not met the distribution levels anticipated in the projections produced by Behringer Harvard Holdings and its affiliates. In addition, certain other projects have not achieved the leasing and operational thresholds projected by Behringer Harvard Holdings and its affiliates. If projections related to our investments, including any tenant-in-common interests in which we invest, are inaccurate, we may pay too much for an investment and our return on our investment could suffer.

        Specifically, several tenant-in-common investment programs have not benefited from expected leasing improvements. Behringer Harvard Holdings has provided support for some of these programs in the form of leases for vacant space and other payments. In addition, the Beau Terre Office Park tenant-in-common program is currently underperforming relative to projections that were based on seller representations that Behringer Harvard Holdings now believes to be false. With respect to this program, Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager. The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

 Independent Directors

        The following biographical summary for E. Alan Patton replaces the similar information contained in the section of the prospectus entitled "Management—Independent Directors".

        E. Alan Patton has served as one of our independent directors since November 2006. Since January 2011, Mr. Patton has been a Senior Vice President of Hines Interests Limited Partnership, an international real estate firm, where his main focus is to expand the firm's multifamily development activity throughout the United States with involvement in site sourcing, product design, development and capital raising and financing. From 1998 to January 2011, Mr. Patton served as President of The Morgan Group, Inc., a multifamily development and management company, and was responsible for its day-to-day operations. From 1990 to 1998, Mr. Patton was the Managing Director of the Chase Bank of Texas Realty Advisory Group (formerly known as Texas Commerce Realty Advisors). During his eight-year tenure at Chase Bank, Mr. Patton developed and managed Chase's Real Estate Mezzanine Financing product, worked in the Real Estate Workout/Restructuring Group and the Commercial Real Estate Lending Group.

        Mr. Patton previously served as a Project Manager with a Houston-based commercial general contractor, Miner-Dederick Companies, Inc., where he managed office and medical building construction projects nationwide for eight years. Mr. Patton attended Harding University and the University of Houston, from which he received his Bachelor in Science—Finance degree and his Masters of Business Administration. Mr. Patton is on the Board of Directors of the National Multi Housing Council and a council member of the Urban Land Institute.

        Our board of directors has concluded that Mr. Patton is qualified to serve as one of our directors for reasons including his significant real estate and real estate finance experience. He provides valuable knowledge and insight with respect to multifamily investment and management issues. In addition, his expertise in the real estate finance markets complements that of our other board members. Mr. Patton is also active in the professional community.

Key Employees; Property Manager

        The following information supplements that contained in the sections of the prospectus entitled "Management—Key Employees" and "Management—Companies Affiliated with Our Advisor—Property Manager."

        Behringer Harvard Multifamily Advisors I relies on key personnel employed by other Behringer Harvard-affiliated entities. These persons have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by us. In addition to Andrew J. Bruce, Robert T. Poynter and Ross P. Odland, Margaret M. "Peggy" Daly is one of such key personnel who are important to our success.

        Margaret M. "Peggy" Daly, 54, is the Vice President of our property manager. In addition, Ms. Daly is Senior Vice President of Property Management for Harvard Property Trust, LLC, an affiliate of our sponsor and our advisor, a position she has held since joining Behringer Harvard in May 2010. Ms. Daly is responsible for development and leadership of property management and operating platform for our assets.

        Ms. Daly has over 30 years experience in management of Class A multifamily assets. Prior to joining Behringer Harvard, from March 2008 to April 2010, Ms. Daly was Executive Vice President of Property Management at Place Properties LLP where she was responsible for the profitability, business development and performance results of over 22,500 beds of student housing. From August 1988 to March 2008, Ms. Daly was with AMLI Residential Properties Trust, formerly a New York Stock Exchange listed REIT, where she served as the Executive Vice President—National Director of Operations, Senior Vice President—Revenue Management and Regional Vice President. From June

1979 to March 1988, Ms. Daly was a Divisional Vice President of Property Management with Trammell Crow Residential.

        Ms. Daly attended Virginia Polytechnic Institute in Business Administration. She served on the board of directors of the Atlanta Apartment Association from 1996-2000, was a member of the Advisory Board for the school of Property Management at Virginia Polytechnic Institute, and has served on expert panels at National Apartment Association (NAA), National Multi Housing Council (NMHC) and Multifamily Executive conferences.

Fourth Amended and Restated Advisory Management Agreement

        The information presented below supplements, and should be read in conjunction with, the section of the prospectus entitled "Management."

        On June 14, 2010, we and our advisor entered into the Fourth Amended and Restated Advisory Management Agreement (the "Amended and Restated Agreement"), which is effective July 1, 2010 and amends and restates the Third Amended and Restated Advisory Management Agreement dated January 29, 2010.

        In the Amended and Restated Agreement, in order to provide more support for our distributions, our advisor has agreed to revise the asset management fee so that the amount of the fee is dependent upon our performance with respect to reaching a modified funds from operations or MFFO (defined below) coverage amount per quarter of fifteen cents per share of our common stock (equivalent to an annualized sixty cents per share). As modified, rather than being a monthly fee equal to one-twelfth of 0.75% of the sum of the higher of the cost or value of our assets, effective July 1, 2010, the asset management fee shall be a monthly fee equal to one-twelfth of the "Applicable Asset Management Fee Percentage" of the sum of the higher of the cost or value of such assets.

        The Applicable Asset Management Fee Percentage starting July 1, 2010 will initially be 0.50%, reduced from 0.75% prior to that time. The percentage will increase to 0.75% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 80% of the MFFO coverage amount described above. The percentage will increase further to 1.0% following two consecutive fiscal quarters during which our MFFO for each such fiscal quarter equals or exceeds 100% of such MFFO coverage amount. Finally, the percentage will return to 0.75% upon the first day following the fiscal quarter during which our advisor has, since July 1, 2010, earned asset management fees equal to the amount of asset management fees our advisor would have earned if the Applicable Asset Management Fee Percentage had been 0.75% every day since July 1, 2010. Once the Applicable Asset Management Fee Percentage increases above the 0.50% described above, it will not decrease during the term of the agreement, except as described in the fourth sentence, regardless of our MFFO in any subsequent period. In no event will our advisor receive more than the asset management fee at the 0.75% rate originally contracted for, but will be at risk for up to one-third of those fees and incentivized to grow our MFFO.

        As used above, MFFO means, with respect to any fiscal quarter, our funds from operations, or FFO (as defined by the National Association of Real Estate Investment Trusts), during such quarter, plus acquisition expenses, impairment charges and adjustments to fair value for derivatives not qualifying for hedge accounting during such quarter. However, if a trade or industry group promulgates a different definition of MFFO applicable to listed or non-listed REITs that we adopt in our periodic reports filed with the Securities and Exchange Commission, MFFO will have the meaning of such different definition.

        In addition to the above, the termination date of the Amended and Restated Agreement is extended to one year from the effective date of the change to our asset management fee arrangements, or July 1, 2011.

 Letter Agreement with Advisor Regarding Fees and Expenses

        The information presented below supplements, and should be read in conjunction with, the section of the prospectus entitled "Management."

        On March 22, 2011, we entered into a letter agreement with our advisor pursuant to which our advisor waived the difference between asset management fees calculated on the basis of value of our investments or calculated on the basis of cost of our investments for the year ended December 31, 2010, resulting in a waiver of approximately $43,300, and waived debt financing fees associated with the restructuring of a senior loan in connection with a restructuring of our investment in the multifamily community known as Skye 2905, resulting in a waiver of approximately $258,500. Also pursuant to the letter agreement, our advisor also deferred until no later than June 30, 2011 our obligation to reimburse it for organization and offering expenses paid or incurred by it in connection with this offering. As of December 31, 2010, approximately $3.3 million of such reimbursement was unpaid.

Renewal of Property Management Agreement

        The information presented below supplements, and should be read in conjunction with, the section of the prospectus entitled "Management."

        On November 22, 2010, our property management agreement with our operating partnership and our property manager, BHM Management, automatically renewed for an additional two-year term until November 21, 2012. The agreement will be subject to successive two-year renewals unless we or our property manager provide written notice of its intent to terminate 30 days prior to the expiration of the renewal term.

Selected Dealer Agreement

        The information presented below supplements, and should be read in conjunction with, the section of the prospectus entitled "Plan of Distribution."

        On May 14, 2010, we, along with our dealer manager, our advisor, our sponsor and Ameriprise Financial Services, Inc. ("Ameriprise") entered into a selected dealer agreement pursuant to which Ameriprise has been appointed as a selected dealer to solicit subscriptions for shares of our common stock in connection with this initial public offering. Pursuant to the terms of the selected dealer agreement, our dealer manager generally will pay, reimburse and reallow to Ameriprise selling commissions, dealer fees, costs and expenses to the maximum extent such amounts may be paid under our dealer manager agreement and as described in the prospectus, as supplemented. In addition, subject to certain limitations under the agreement, we and each of our dealer manager, sponsor and advisor, jointly and severally, agree to indemnify, defend and hold harmless Ameriprise and each person, if any, who controls Ameriprise within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents from and against any and all loss, liability, claims, damages and expenses caused by (1) certain untrue statements and alleged untrue statements, omissions or alleged omissions of a material fact made in connection with our initial public offering, in certain SEC or state securities law filings, or in advertising or supplemental sales literature approved by us for use by Ameriprise; (2) any communication regarding the valuation of our common stock provided by or on behalf of us; or (3) the breach by us, our dealer manager, sponsor and advisor, or any employee or agent acting on their behalf of any of the representations, warranties, covenants, terms and conditions of the selected dealer agreement.

 Amended and Restated Valuation Policy

        The information presented below supplements, and should be read in conjunction with, the section of the prospectus entitled "Description of Common Stock."

        On May 13, 2010, our board of directors adopted an amended and restated valuation policy in respect of estimating the per share value of our common stock. Among other immaterial revisions, the amendments clarify that the per share estimated value may be developed from data that is as of a date not more than 18 months prior to the effective date of the estimated valuation and that in general we will consider a new estimated valuation every 18 months.

Recent Tax Legislation regarding Cost Basis Reporting

        The following information supplements the information contained in the "Federal Income Tax Considerations" section of the prospectus.

        Effective January 1, 2011, new federal income tax information reporting rules will require the "cost basis" for shares involved in certain transactions to be reported to stockholders and the Internal Revenue Service. These rules apply to all shares, including shares purchased through our distribution reinvestment plan, purchased on or after January 1, 2011. More specifically, upon the transfer or redemption of any shares subject to the new reporting requirements, a broker must report both the cost basis of the shares and the gain or loss recognized on the transfer or redemption of those shares to the stockholder and to the Internal Revenue Service on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting, and shares purchased by an S-corporation on or after January 1, 2012 will be subject to the reporting requirements described above. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of the shares subject to the new reporting requirements, we will report to each stockholder and the Internal Revenue Service a description of the action and the quantitative effect of that action on the cost basis of the applicable shares on an information return.

        In connection with the transfer or redemption of shares subject to the new reporting requirements (generally shares purchased on or after January 1, 2011), stockholders may identify by lot the shares that are transferred or redeemed, but shares of stockholders who do not identify specific lots in a timely manner will be transferred or redeemed on a "first in/first out" basis. Transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011) may also be required under these new rules. Transfer statements are issued between "brokers" and are not issued to stockholders or the Internal Revenue Service. Stockholders should consult their tax advisors regarding the consequences of the new information reporting rules.

Prior Performance Summary

        The subsection presented below supersedes and replaces the similar subsection in the prospectus entitled "Prior Performance Summary" and similar information contained elsewhere in the prospectus. All references to Prior Performance Tables in the prospectus shall refer to the updated tables contained in Exhibit A to this supplement and in Part II of the registration statement, as amended.

 Prior Investment Programs

        The information presented in this section represents the historical experience of certain real estate programs sponsored by Behringer Harvard Holdings and its affiliates and Robert M. Behringer, our Chairman of the Board, director and founder. Mr. Behringer has served as general partner, chief executive officer or director of 48 programs over the last 20 years, which includes this program, six other public programs and 41 private programs. Mr. Behringer has served as general partner, chief executive officer or director of 19 programs launched since the founding of Behringer Harvard Holdings and its affiliates in 2001, including this program, six other public programs and 12 private programs. Mr. Behringer has also served as general partner, chief executive officer or director of 29 additional private programs launched prior to such time. We refer to real estate programs sponsored by Behringer Harvard Holdings as Behringer Harvard sponsored programs in this prospectus, as supplemented. Investors in this offering should not assume that they will experience returns, if any, comparable to those experienced by investors in any of the prior Behringer Harvard sponsored programs. Investors who purchase our shares will not acquire any ownership interest in any of the other Behringer Harvard sponsored programs discussed in this section.

        The information in this section shows relevant summary information concerning Behringer Harvard sponsored programs and programs sponsored by Mr. Behringer prior to the founding of Behringer Harvard Holdings. As described below, Behringer Harvard Holdings and Mr. Behringer have sponsored public and private real estate programs that have a mix of fund characteristics, including targeted investment types, investment objectives and criteria and anticipated fund terms, which are substantially similar to ours, many of which are still operating and may acquire additional properties in the future. We consider the prior programs to have investment objectives similar to ours to the extent that the prospectus or private offering memorandum for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective.

        The information in this summary represents the historical experience of Behringer Harvard sponsored programs as of December 31, 2010. The purpose of this prior performance information is to enable you to evaluate accurately our sponsor's experience with like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

Public Programs

        Behringer Harvard Holdings is sponsoring or has recently sponsored six public real estate programs with similar investment objectives as ours. These programs and the status of their offerings are:

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  Behringer Harvard REIT I, Inc.—The initial public offering for this program terminated on February 19, 2005, and it initiated a follow-on offering immediately after the termination of its initial offering. The first follow-on offering was terminated on October 20, 2006, and following the termination of that offering, it initiated a second follow-on offering. The second follow-on offering was terminated on December 31, 2008. Behringer Harvard REIT I is currently offering up to 60,000,000 shares of common stock at a price of $4.55 per share pursuant to its distribution reinvestment plan. Behringer Harvard REIT I has stated that it targets a liquidity event by the twelfth anniversary of the termination of its initial public offering.

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  Behringer Harvard Opportunity REIT I, Inc.—The primary offering component of the initial public offering for this program terminated on December 28, 2007. Behringer Harvard Opportunity REIT I has stated that it targets a liquidity event by the sixth anniversary of the termination of the primary offering.

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  Behringer Harvard Opportunity REIT II, Inc.—This program is currently conducting its initial public offering for the offer and sale of up to 100,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 25,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan. Behringer Harvard Opportunity REIT II has stated that it targets a liquidity event by the sixth anniversary of the termination of its current primary offering.

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  Behringer Harvard Multifamily REIT II, Inc.—This program has filed a registration statement, but it has not yet been declared effective by the SEC, in connection with its proposed initial public offering, under which it intends to offer and sell up to 300,000,000 shares of common stock at $10.00 per share in its primary offering, plus an additional 75,000,000 shares of common stock at $9.50 per share pursuant to its distribution reinvestment plan. Behringer Harvard Multifamily REIT II has stated that it targets a liquidity event by the fourth anniversary of the termination of its proposed primary offering, subject to then prevailing market conditions but has not yet commenced its proposed primary offering.

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  Behringer Harvard Short-Term Opportunity Fund I LP—The initial public offering for this program terminated on February 19, 2005. Behringer Harvard Short-Term Opportunity Fund disclosed an original targeted liquidity date of the fifth anniversary of the termination of its initial public offering. It has subsequently disclosed that given current market conditions, it anticipates that the program's life will extend beyond its original anticipated liquidation date.

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  Behringer Harvard Mid-Term Value Enhancement Fund I LP—The initial public offering for this program terminated on February 19, 2005. Behringer Harvard Mid-Term Value Enhancement Fund I has stated that it targets a liquidity event by the eighth anniversary of the termination of its initial public offering. On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust and is in its final disposition phase.

        As of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, Behringer Harvard Short-Term Opportunity Fund I, and Behringer Harvard Mid-Term Value Enhancement Fund I had raised approximately $3.6 billion of gross offering proceeds from approximately 103,000 investors. With a combination of net offering proceeds and debt, as of December 31, 2010, Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I had invested approximately $6.8 billion (including acquisition and development costs) in 160 properties and invested approximately $82.3 million in 3 real estate-related loans and other real estate-related investments.

        Following is a table showing the breakdown by property type (or underlying property type, in the case of loan investments) of the aggregate amount of acquisition, origination and/or development costs of the 163 investments made by Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, Behringer Harvard Short-Term Opportunity Fund I and Behringer Harvard Mid-Term Value Enhancement Fund I as of December 31, 2010:

Type of Property	New	Used	Construction
Office	0.9%	85.3%	—
Industrial	—	2.4%	—
Development Property	0.2%	—	2.9%
Hospitality and Leisure	—	5.7%	—
Multifamily	1.6%	1.0%	—

        The following is a breakdown of the aggregate amount of acquisition, origination and/or development costs of the investments made by these five public programs as of December 31, 2010, by 100% ownership, ownership of tenant-in-common interests, and ownership of joint venture interests:

Fund	100% Owned	Tenant-in- Common Interests	Joint Ventures
Behringer Harvard REIT I	92.5%	0.7%	6.8%
Behringer Harvard Opportunity REIT I	44.2%	—	55.8%
Behringer Harvard Opportunity REIT II	25.0%	—	75.0%
Behringer Harvard Short-Term Opportunity Fund I	69.0%	—	31.0%
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—

        The following is a breakdown of the aggregate amount of acquisition, origination, and/or development costs of the investments made by these five public programs as of December 31, 2010, by property type:

Fund	Office	Development	Hospitality and Leisure		Industrial	Multifamily
Behringer Harvard REIT I	100.0%	—	—		—	—
Behringer Harvard Opportunity REIT I	34.5%	16.4%	26.5	%*	11.8%	10.8	%**
Behringer Harvard Opportunity REIT II	40.0%	—	22.4	%*	15.5%	22.1	%**
Behringer Harvard Short-Term Opportunity Fund I	54.4%	21.5%	24.1	%*	—	—
Behringer Harvard Mid-Term Value Enhancement Fund I	100.0%	—	—		—	—

*
Includes hospitality properties that also have rentable office space, retail shops and condominium units.

**
Includes multifamily properties that also have rentable office space, retail shops and condominium units.

        Based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of these 163 investments by geographic region is as follows: 0.4% in Alabama, 0.3% in Arizona, 5.3% in California, 2.4% in Colorado, 4.0% in Florida, 4.4% in Georgia, 0.7% in Hawaii, 17.0% in Illinois, 0.5% in Kansas, 2.6% in Kentucky, 1.5% in Louisiana, 2.4% in Maryland, 2.0% in Massachusetts, 3.2% in Minnesota, 3.2% in Missouri, 0.5% in New Hampshire, 1.8% in New Jersey, 0.9% in New York, 1.7% in Nevada, 3.0% in North Carolina, 2.6% in Ohio, 0.3% in Oregon, 6.7% in Pennsylvania, 2.4% in Tennessee, 24.2% in Texas, 0.3% in Virginia, 2.8% in Washington, D.C., 2.0% in Europe and 0.9% in the Bahamas.

        During the three years ended December 31, 2010, these public programs invested approximately $846.9 million (including acquisition and development costs) in properties and approximately $25.4 million in 1 real estate-related loan and other real estate-related investments. Based on the aggregate amount of acquisition, origination, and/or development costs, of the 52 investments, approximately 72.5% were in office properties, approximately 13.6% were in multifamily residential properties, approximately 7.7% were in hospitality and leisure properties and 6.2% were in industrial properties. Also based on the aggregate amount of acquisition, origination and/or development costs, during the three years ending December 31, 2010, the diversification of the investments by geographic region is as follows: 0.3% in Alabama, 0.3% in Arizona, 10.6% in California, 4.1% in Colorado, 15.5% in Florida, 5.1% in Hawaii, 0.6% in Kansas, 0.3% in Louisiana, 0.5% in Minnesota, 0.3% in Oklahoma, 49.8% in Texas, 0.3% in Virginia, 0.6% in Washington, DC and 11.7% in Europe.

        Historically, the public programs sponsored by affiliates of our advisor have experienced losses during the first several quarters of operations. Many of these losses can be attributed to initial start-up costs and a lack of revenue-producing activity prior to the programs' initial property investments. Losses also may reflect the delay between the date a property investment is made and the period when revenues from such property investment begin to accrue.

        In addition, cash flows from the operations of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, Behringer Harvard Opportunity REIT II, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I have been insufficient in certain years to fund the distributions paid to their respective investors. Distributions that constituted a return of capital have reduced the funds available to these public programs for the acquisition of properties, which could reduce the overall return of investors.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard REIT I paid cash distributions aggregating approximately $30.4 million, $59.9 million and $69.0 million, respectively, to its common stockholders. For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $18.9 million and $3.1 million, respectively. For the year ended December 31, 2008, cash distributions paid to common stockholders exceeded cash flow provided by operating activities by approximately $0.5 million, with the remaining portion paid from sources other than cash flow from operations, such as cash flow from financing activities, a component of which could include cash flows from offering proceeds, cash advanced to the company by, or reimbursements for expenses or waiver of fees from, its advisor and proceeds from loans including those secured by its assets.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Opportunity REIT I paid cash distributions aggregating approximately $2.7 million, $3.9 million and $4.0 million, respectively, to its common stockholders. For the year ended December 31, 2010 and 2009, cash flow provided by operating activities exceeded cash distributions paid to common stockholders by approximately $14.8 million and $7.5 million, respectively. For the year ended December 31, 2008 cash flows used in operating activities was $29.3 million and none of the cash flows from operating activities exceeded cash amounts distributed to stockholders. The shortfall was funded principally from proceeds from its offering.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Opportunity REIT II paid cash distributions aggregating approximately $2.8 million, $1.1 million and $0.2 million, respectively, to its stockholders. For the years ended December 31, 2010 and 2008, cash flow used in operating activities was approximately $8.2 million and $0.1 million, respectively. For the year ended December 31, 2009, cash flow provided by operating activities was $0.3 million. Accordingly, for the years ended December 31, 2010 and 2008 none of the cash flows from operating activities exceeded cash amounts distributed to stockholders. The shortfall for the years ended December 31, 2010, 2009 and 2008 was funded from proceeds from the offering.

        In fiscal years 2010, 2009 and 2008, Behringer Harvard Mid-Term Value Enhancement Fund I paid cash distributions aggregating approximately $4.6 million, $2.6 million and $2.6 million, respectively, to its unitholders. Of these amounts, approximately $1.1 million, $1.0 million and $1.6 million, in fiscal years 2010, 2009 and 2008, respectively, was paid using cash flow from operations. The remaining portion was paid from available cash on hand and proceeds from property dispositions.

        In fiscal years 2009 and 2008, Behringer Harvard Short-Term Opportunity Fund I paid cash distributions aggregating approximately $1.8 million and $3.1 million, respectively, to its unitholders. For the years ended December 31, 2009 and 2008, cash flows used in operating activities was $17.2 million and $15.1 million, respectively. Accordingly, all of the distributions for the years ended December 31, 2009 and 2008 were paid from financing activities from loans including those secured by its assets and loans from its sponsor. The fund discontinued payment of monthly distributions beginning with the third quarter of 2009.

        Upon request, prospective investors may obtain from us without charge copies of public offering materials and any public reports prepared in connection with any of the Behringer Harvard sponsored public programs, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we also will furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our corporate secretary. Many of the public offering materials and reports prepared in connection with the Behringer Harvard sponsored public programs are also available on the Behringer Harvard web site at www.behringerharvard.com. Neither the contents of that web site nor any of the materials or reports relating to other Behringer Harvard sponsored public programs are incorporated by reference in or otherwise a part of this prospectus, as supplemented. In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Private Programs

        During the ten-year period ended December 31, 2010, the private programs sponsored by Behringer Harvard Holdings and by Mr. Behringer prior to the founding of Behringer Harvard Holdings include three single-asset real estate limited partnerships, nine tenant-in-common offerings, one private REIT and two private multi-asset real estate limited partnerships. These 15 private programs had raised approximately $422 million of gross offering proceeds from approximately 3,100 investors during the ten-year period ended December 31, 2010.

        With a combination of debt and offering proceeds, during the ten-year period ended December 31, 2010, these private programs invested approximately $741 million (including acquisition and development costs) in 27 properties and $97 million in nine real estate-related loans and other real estate-related investments. Based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 79.1% was invested in existing or used properties, approximately 16.8% was invested in construction properties and approximately 4.1% was invested in undeveloped land. Also based on the aggregate amount of acquisition, origination and/or development costs of the investments, approximately 51.5% was invested in office buildings, approximately 26.5% was invested in multifamily residential properties and approximately 22.0% was invested in hospitality and leisure properties.

        The following table shows a breakdown by percentage of the aggregate amount of the acquisition, origination and/or development costs of the investments made by the private real estate programs during the ten-year period ended December 31, 2010:

Type of Property	New	Used	Construction
Office	—	100%	—
Multifamily Residential	3.6%	42.9%	53.5%
Hospitality and Leisure	—	100%	—
Land	—	100%	—

        As a percentage of acquisition, origination and/or development costs, the diversification of these 36 investments by geographic area is as follows: 6.4% in Arkansas, 8.0% in California, 7.3% in Colorado, 11.9% in Florida, 0.8% in Georgia, 8.6% in Maryland, 5.3% in Minnesota, 4.1% in Missouri, 5.9% in Nevada, 25.7% in Texas, 3.0% in Virginia, 5.9% in Washington, D.C., 0.6% in the U.S. Virgin Islands and 6.5% in other international locations.

        During the ten-year period ended December 31, 2010, these programs have sold four of the 36 real estate investments they had purchased during such period. The original purchase price of the investments sold was approximately $44 million, and the aggregate sales price of such investments was approximately $76 million.

        As of December 31, 2010, the percentage of these programs with investment objectives similar to ours is approximately 87%. These 13 private programs with similar investment objectives invested approximately $743 million (including acquisition and development costs) in 25 properties and $97 million in nine real estate-related loans and other real estate-related investments. The aggregate acquisition, origination, and/or development costs of these investments was approximately $840 million, of which $457 million was purchase mortgage financing used to acquire them. Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 52.4% were in office real estate (12 investments), approximately 27.0% were in multifamily residential real estate (18 investments) and approximately 20.6% were in hospitality and leisure real estate (4 investments). Based on the aggregate amount of acquisition, origination and/or development costs, of these 34 investments, approximately 78.7% were in existing or used properties (21 investments), approximately 17.1% were in construction properties (10 investments) and approximately 4.2% were in undeveloped land (three investments). Also based on the aggregate amount of acquisition, origination and/or development costs, as of December 31, 2010, the diversification of the investments by geographic region is as follows: 6.6% in Arkansas, 8.3% in California, 7.5% in Colorado, 12.0% in Florida, 0.8% in Georgia, 8.9% in Maryland, 5.5% in Minnesota, 4.2% in Missouri, 6.1% in Nevada, 24.1% in Texas, 3.2% in Virginia, 6.1% in Washington, D.C. and 6.7% in other international locations.

        In addition to the foregoing, from time to time, programs sponsored by us or affiliates of our advisor may conduct other private offerings of securities.

Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts

        The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs. Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments. The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate. As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

        In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs. These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

        Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00). As a result of the sale described below, the general partners reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010. While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is operating with a view to provide capital returns to its investors through the sale of its assets. On April 15, 2010, it sold the second of its six office properties from its original portfolio. The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010. On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust, and the Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, as successor in interest, discontinued the payment of monthly distributions. Now in its final disposition phase, the terms of the liquidating trust agreement contemplate that the liquidating trust will make special cash distributions to beneficiaries, as opposed to the payment of monthly distributions, including in connection with the disposition of its remaining assets, to the extent that such cash will not be needed to provide for the liabilities (including contingent liabilities) assumed by the liquidating trust. On March 22, 2011, a wholly owned subsidiary of Behringer Harvard Mid-Term Value Enhancement Liquidating Trust entered into a purchase and sale agreement for the disposition of one of its assets, but Behringer Harvard Mid-Term Value Enhancement Liquidating Trust has indicated that it can provide no assurance that the sale of this asset will be consummated.

        Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1% beginning in May 2010. Behringer Harvard REIT I has indicated that its focus in the current environment is on capital preservation, that it can provide no assurances that the level of its distributions are sustainable and that it may pay some or all of its distributions from sources other than cash flows from operating activities. Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions beginning with the second quarter of 2009 and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010. Behringer Harvard Opportunity REIT I has entered its disposition phase, and as such, has ceased regular recurring distributions beginning with the first quarter of 2011 in favor of those that may arise from proceeds available to be distributed from the sale of its assets. The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009. In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care. Behringer Harvard REIT I further limited such redemptions to no more than $4.25 million in 2011, or $1,062,500 per redemption period (once per quarter). Behringer Harvard REIT I has stated that it may further limit or suspend redemptions, particularly if participation in the DRP decreases and fewer proceeds are generated from DRP sales. In January 2011, Behringer Harvard Opportunity REIT I suspended its share redemption program until further notice. In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs.

        The current economic crisis has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I. Cash flow from operating activities has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties. As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from borrowings.

        Estimated Valuations.    Behringer Harvard Mid-Term Value Enhancement I announced an estimated valuation as of December 31, 2009 of $7.09 per limited partner unit, which was adjusted to $6.46 as a result of the special distribution described above. As of December 31, 2010, the estimated valuation was determined to be $5.05 per unit. Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations of its limited partner units of $6.45 per unit as of December 31, 2009 and $6.48 per unit as of December 31, 2010. Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 22, 2009, $8.03 per share as of December 31, 2009, and $7.66 per share as of December 31, 2010. Behringer Harvard REIT I announced estimated valuations of its common stock of $4.25 per share as of May 17, 2010 and $4.55 per share as of December 31, 2010. These units or shares were originally sold in their respective best efforts public offerings for a gross offering price of $10.00.

        As with any valuation methodology, the valuation methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions. Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange. The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

        Waiver or Deferral of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when they have perceived circumstances to warrant it, waived or deferred fees and expenses due to them from their sponsored investment programs. In 2010 and 2011, affiliates of Behringer Harvard Holdings agreed to defer asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees, expense reimbursements and property management oversight fees accruing during the months of July 2010 through March 2011 owed by Behringer Harvard Opportunity REIT I.

        In addition, for 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $8.9 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $65,000 and $7.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $146,000 and $617,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program); and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $176,000, $314,000, $71,000 and $1.3 million, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program). For the fiscal year ended December 31, 2009, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I; and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II. In addition, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II. In 2008, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II. The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

        Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own. Behringer Harvard REIT I has taken impairments of approximately $21.1 million, $259.1 million and $99.3 million during fiscal years ended December 31, 2008 and 2009, and 2010, respectively. Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million, $15.5 million, and $31.5 million during the fiscal years ended December 31, 2008, 2009 and 2010, respectively. Behringer Harvard Opportunity REIT I recognized a $5 million loss on troubled debt restructuring for the year ended December 31, 2010 related to the contribution of a mezzanine loan to obtain the fee simple interest in the Tanglewood at Voss property. In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses during 2010. Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010 for a property that was later sold and recognized an asset impairment of approximately $1.4 million during the third quarter of 2010. Also, for the years ended December 31, 2008, 2009 and 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $16.8 million, $0.5 million and $1.9 million, respectively. During the year ended December 31, 2010, Behringer Harvard Short-Term Opportunity Fund I also recorded impairment charges of $5.1 million. In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008 and approximately $1.8 million in 2009. In addition, the year-end audits are in process for Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II, and as a result, these programs are currently considering impairments that may be applicable for 2010.

        Financings.    The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, resulted in a severe lack of credit, rising costs of any debt that is available, and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods. These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt). These investment programs have experienced loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets. These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or pay off the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature.

        To date, these investment programs have had substantial success in these activities. For example, in December 2009, Behringer Harvard REIT I restructured the loan secured by its Ashford Perimeter property located in Atlanta, Georgia. The balance prior to the restructure of approximately $34.3 million was bifurcated into two tranches, with the second tranche subordinate to the return of and return on additional contributions provided by Behringer Harvard REIT I for debt service on the first tranche, operating shortfalls, anticipated re-leasing costs and capital improvements at the property. In addition, the loan maturity date was extended from February 1, 2012 to February 1, 2016. Further, in February 2010, Behringer Harvard REIT I completed a discounted purchase, through a wholly-owned subsidiary, of the approximately $42.8 million note secured by its 1650 Arch Street property located in Philadelphia, Pennsylvania, resulting in a gain on the extinguishment of debt of approximately $9.1 million. As of December 31, 2010, the note payable of approximately $42.8 million remains a liability of the borrower, a limited partnership in which Behringer Harvard REIT I owns a 90% controlling interest, and the debt remains in default. However, with respect to four of its assets, Behringer Harvard REIT I was unable to negotiate a satisfactory restructuring or debt purchase and transferred the related property to the mortgage lender pursuant to a deed-in-lieu of foreclosure or a foreclosure. As of December 31, 2010, in addition to the default on the note secured by the 1650 Arch Street property, Behringer Harvard REIT I was in default or had events of default on non-recourse property loans secured by eight of its properties with a combined outstanding balance of approximately $145.7 million. In January 2011 and February 2011, pursuant to a deed-in-lieu of foreclosure and a foreclosure, Behringer Harvard REIT I transferred ownership of two of the eight properties to the lenders associated with each property. Behringer Harvard REIT I is in discussions with the lenders on the remaining loans to restructure the debt, purchase or pay off the debt at a discount, or transfer ownership of the properties to the lenders. Behringer Harvard REIT I has stated that there is no assurance that it will be able to restructure or pay off these loans at a discount, which could result in foreclosure or transfer of ownership of the properties to the lenders. There are non-recourse loans totaling approximately $306.8 million, which are secured by six of Behringer Harvard REIT I's properties, that need to be modified during the first six months of 2011 in order to justify further investment, some of which may have imminent defaults or events of default.

        For Behringer Harvard Opportunity REIT I, the construction loan in the amount of approximately $37.6 million associated with GrandMarc at Westberry Place was refinanced in December 2009. The maturity date of the refinanced loan is January 1, 2020. Also in December 2009, the construction loan in the amount of $26.9 million associated with GrandMarc at the Corner was refinanced. The maturity date of the refinanced loan is January 1, 2020. On October 22, 2010, Behringer Harvard Opportunity REIT I sold the GrandMarc at the Corner property to an unaffiliated third party. In November 2009, Behringer Harvard Opportunity REIT I reached an agreement with the lender to extend the $24.5 million land tranche of the loan associated with the Frisco Square investment until July 28, 2011. On August 5, 2010, Behringer Harvard Opportunity REIT I, concurrently with entering into two new joint ventures with Digital Realty Trust, Inc., a publicly traded REIT, reached an agreement with the lender to replace the original loans in the aggregate amount of $52.5 million associated with the Santa Clara Data Center investment that matured on June 9, 2010. The joint ventures paid down the original loans' balance by an aggregate of $7 million. The original loans were severed and replaced by new loan agreements with an aggregate original principal balance of $45.5 million. The maturity date of the replacement loans is June 9, 2013. On August 17, 2010, Behringer Harvard Opportunity REIT I transferred ownership of a property securing a loan with an outstanding balance of $18 million to the lender pursuant to a deed-in-lieu of foreclosure. On November 15, 2010, Behringer Harvard Opportunity REIT I's loans related to the Chase Park Plaza Hotel and Chase—The Private Residences matured, and agreements were reached with the lender to extend the maturity to November 15, 2011. Effective February 13, 2011, Behringer Harvard Opportunity REIT I reached an agreement to extend the maturity date of its credit facility from February 13, 2011 to February 13, 2012.

        During 2009, Behringer Harvard Short-Term Opportunity Fund I was able to successfully restructure or extend approximately seventy percent of its $156.0 million in debt, including, in July 2009, extending the maturity date of the Bretton Woods property loan, having an outstanding principal balance of $1.3 million as of December 31, 2009, to July 15, 2011 and extending the maturity date of the Melissa Land loan, having an outstanding principal balance of $1.7 million as of December 31, 2009, to July 29, 2012. In October 2009, Behringer Harvard Short-Term Opportunity Fund I extended the maturity date of the Mockingbird Commons condominium loan, with an outstanding balance of $25.0 million, to October 1, 2011 and obtained permission to lease the residential condominium units pending their ultimate sale and modified the Cassidy Ridge property loan to permit a second lien position on the Cassidy Ridge property as additional security for the Mockingbird Commons condominium loan with the same lender. In December 2009, Behringer Harvard Short-Term Opportunity Fund I successfully negotiated the removal of certain financial covenants and extension of the maturity date of the Mockingbird Commons hotel loan, with an outstanding principal balance of $41.2 million as of December 31, 2009, to December 21, 2012 with options to extend the maturity date for two periods of twelve months each if certain conditions are met. The program also modified its revolving credit agreement, with an outstanding principal balance of $9.7 million as of December 31, 2009, to permit a second lien position on the 250/290 Carpenter property as additional security for the Mockingbird Commons hotel loan and extending the maturity date of borrowings under the revolver agreement to December 21, 2012 with options to extend the maturity date. Behringer Harvard Short-Term Opportunity Fund I is currently in default with respect to five loans with an aggregate outstanding balance of $71.1 million. Possession and control of the property related to one of the loans, which was nonrecourse to Behringer Harvard Short-Term Opportunity Fund I and had an outstanding balance of $9.4 million, was transferred to a receiver in October 2010. One of the loans with an outstanding balance of $3.7 million was restructured and had its maturity date extended to November 2012. As of January 16, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to the Mockingbird Commons condominium project, which had an outstanding principal balance of $24.9 million at December 31, 2010. The default under the loan agreement created a cross-default under an additional loan agreement with the same lender related to the Cassidy Ridge condominium project, which had an outstanding balance of $25.5 million at December 31, 2010. As of January 23, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to 5050 Quorum, which has an outstanding principal balance of $10 million. Behringer Harvard Short-Term Opportunity Fund I has remained and continues to remain current on interest payments due under the loan agreement but received notice from the lender on March 30, 2011 demanding immediate payment of the outstanding principal and all accrued interest. For both of the loans in default described above, Behringer Harvard Short-Term Opportunity Fund I is currently in negotiations with the respective lenders to obtain a waiver of the default, modify or extend the loan agreements.

        In July 2010, Behringer Harvard Strategic Opportunity Fund I, with its joint venture partner Behringer Harvard Strategic Opportunity Fund II, successfully negotiated an extension of the maturity date of the $9.0 million property loan in the development known as Three Two Three Tahoe secured by the development to June 2012. In May 2010, Behringer Harvard Strategic Opportunity Fund I also completed a pay down of $2.2 million on the loan secured by the Hotel Palomar Los Angeles—Westwood, resulting in an outstanding loan balance of $61.1 million, and obtained an extension of the maturity date of the property loan to May 2011.

        In January 2010, in order to obtain loan extensions on existing debt, Behringer Harvard Strategic Opportunity Fund II cross-collateralized the Overschiestraat portfolio loan with the Lindeveste portfolio, resulting in an aggregate combined loan balance of approximately $25.6 million (based on dollar/Euro exchange rates on June 30, 2010) at June 30, 2010, and extended the maturity date of the loan to December 2012. In April 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the McKinney land loan in the amount of approximately $4.0 million to April 2012, and in November 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the Hawk's Cay property loan in the amount of $101.8 million to April 2011 with extension options to February 2014 if certain conditions are met.

        Behringer Harvard sponsored programs are in discussions with the lenders on loans in default and any other loans that may be considered "at risk" by these programs to either restructure the debt or to purchase or pay off the debt at a discount. However, there is no assurance that the programs will be able to restructure the debt or to purchase or pay off the debt at a discount, which could result in foreclosure or a transfer of ownership of the properties to the lenders.

        Sponsor Activities.    Behringer Harvard Holdings has also, voluntarily and in circumstances where a short term need for liquidity has been deemed by it to be advisable, provided loans to certain Behringer Harvard sponsored investment programs and certain of their affiliates, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II. For these three programs, the outstanding principal balance of these loans as of December 31, 2010 was approximately $11.7 million (net of the loan forgiveness described below), $11.4 million, and $13.2 million, respectively. On December 31, 2009 and 2010, Behringer Harvard Holdings forgave approximately $15.0 million and $2.8 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners. In 2011, Behringer Harvard Holdings also provided a loan of up to $2.5 million to Behringer Harvard Opportunity REIT I.

Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below. The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements. There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

        Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs ("TIC Programs"). Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program. As of December 31, 2008, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remains the largest tenant-in-common investor in two TIC Programs. Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings. The remaining TIC Program sold its property in 2008.

        Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum. In general, the current economic crisis has adversely affected the operating performance of the remaining four TIC Programs.

        One of the TIC Programs, Firestone Upper West Side Apartments, has a master lease arrangement between Behringer Harvard Holdings, as master tenant, and the tenant in common owners, as landlord, whereby Behringer Harvard Holdings makes distribution payments at a set rate to the tenant in common owners after the payment of taxes, insurance and debt service payments. Beginning in August 2010, Behringer Harvard Holdings ceased making payments to the tenant in common owners. Behringer Harvard Holdings and the tenant in common owners are currently pursuing a sale of the asset to a third party; however, if a sale is not consummated, the parties will pursue a restructuring of the master lease arrangement.

        Another TIC Program, Beau Terre Office Park ("Beau Terre"), has substantially underperformed relative to projections which were based on representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false. Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager. The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.

        As of December 31, 2010, the Beau Terre mortgage loan was in default and had an outstanding balance of approximately $35.4 million. In October 2010, the loan servicer for the loan brought a foreclosure action against the property. Behringer Harvard Holdings, on behalf of the owners of Beau Terre, is in discussions with the lender on this loan to potentially restructure the debt. However, there is no assurance that this TIC Program will be able to restructure the debt, which could result in foreclosure or a transfer of ownership of the property to the lender.

        Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships. Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations. Other than as to Behringer Harvard Opportunity REIT I, which has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits. While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

 Litigation

        The tenant-in-common program sponsored by Behringer Harvard Holdings related to the Beau Terre Office Park in Bentonville, Arkansas, named Behringer Harvard Beau Terre S, LLC, was substantially underperforming relative to projections immediately after acquisition of the property. Behringer Harvard Holdings relied on seller representations and third party due diligence, which included independent appraisals, regarding revenues related to the Beau Terre Office Park. Behringer Harvard Holdings subsequently learned that certain leases were fraudulent and one of 36 represented buildings had not been built. The private placement offering for the tenant-in-common interests in Beau Terre Office Park commenced on May 12, 2004, was completed on August 18, 2004 and resulted in total gross offering proceeds of approximately $17.6 million from the sale of 28 tenant-in-common interests. In December 2005, Behringer Harvard Holdings completed a settlement with investors in the Beau Terre Office Park tenant-in-common program. Under the terms of the settlement, Behringer Harvard Holdings agreed to, among other things, increase the lease payments under certain leases at the property, replace the existing property manager, build a new office building on an undeveloped lot at that property and pay $1.25 million.

        As a result of the lower than anticipated performance of this asset, Behringer Harvard Holdings allowed the property management agreement with the on-site property manager to expire according to its terms. The on-site property manager was replaced with Trammell Crow Company beginning in January 2006, which was replaced by Colliers Dickson Flake Partners in April 2007. The former on-site property manager, who had been an agent of the seller of Beau Terre Office Park having marketed the asset for its sale, filed a lawsuit against Behringer Harvard Holdings in Dallas, Texas alleging breach of contract, among other things. Behringer Harvard Holdings actively defended those claims and pursued its own claims against the property manager, the appraiser, the seller and others. The remaining portion of the lawsuit was settled by all parties in December 2010. Through the course of the litigation Behringer Harvard Holdings and the Beau Terre Office Park tenant-in-common investors received total settlement proceeds in excess of $5 million with no settlement payments made by Behringer Harvard Holdings and the tenant-in-common investors to settle any third-party claims related to the litigation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve the financing objectives, we borrow primarily at fixed rates or variable rates with what we believe are the lowest margins available and in some cases, the ability to convert variable rates to fixed rates either directly or through interest rate hedges. With regard to variable rate financing, we manage interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

        As of December 31, 2010, we had approximately $93.4 million of outstanding debt on our wholly owned communities at a weighted average, fixed interest rate of approximately 4.78%. Additionally, the outstanding amount under our credit facility was $64.0 million as of December 31, 2010, with a weighted average of monthly LIBOR plus 2.08%. Our BHMP CO-JVs with wholly owned communities and our BHMP CO-JVs with equity in Property Entities had borrowed aggregate senior debt of approximately $337.7 million and $253.2 million, respectively (which amount consists of third-party first mortgages and construction loans and excludes loans made to the Property Entities by the BHMP CO-JVs or us). Of this amount, approximately $313.7 million was at fixed interest rates with a weighted average of approximately 4.54% and $277.2 million was at variable interest rates with a weighted average of monthly LIBOR plus 2.41%.

        As of December 31, 2010, we have only one wholly owned note receivable with a carrying value of approximately $2.6 million and a fixed interest rate of 10%. Our BHMP CO-JVs had notes receivable from Property Entities of approximately $47.9 million, all of which were at fixed rates, with a weighted average interest rate of approximately 11.1%.

        Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loan receivable unless such instruments are traded or are otherwise terminated prior to maturity. However, interest rate changes will affect the fair value of our fixed rate instruments. As we do not expect to trade or sell our fixed rate debt instruments prior to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

        Conversely, movements in interest rates on variable rate debt, loans receivable and real estate-related securities would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. As of December 31, 2010, we did not have any loans receivable or real estate-related securities with variable interest rates. We are exposed to interest rate changes primarily as a result of our variable rate debt used to acquire or hold our wholly owned multifamily communities, which as of December 31, 2010 related only to our credit facility, and our wholly owned cash investments. We quantify our exposure to interest rate risk based on how changes in interest rates affect our net income. We consider changes in the 30-day LIBOR rate to be most indicative of our interest rate exposure as it is a function of the base rate for our credit facility and is reasonably correlated to changes in our earnings rate on our cash investments. We consider increases of 0.5%, 1.0% and 1.5% in the 30-day LIBOR rate to be reflective of reasonable changes we may experience in the current interest rate environment. The table below reflects the annual effect of an increase in the 30-day LIBOR to our net income related to our significant variable interest rate exposures for our wholly owned assets and liabilities as of December 31, 2010 (amounts in millions, where positive amounts reflect an increase in income and bracketed amounts reflect a decrease in income):

	Increases in Interest Rates
	1.5%	1.0%	0.5%
Credit facility interest expense	$(1.0)	$(0.6)	$(0.3)
Cash investments	0.8	0.5	0.3

Total	$(0.2)	$(0.1)	$—

        There is no assurance that we would realize such income or expense as such changes in interest rates could alter our asset or liability positions or strategies in response to such changes. The table also does not reflect changes in operations related to our unconsolidated investments in real estate joint ventures, where we do not have control over financing matters and substantial portions of variable rate debt related to multifamily development projects where interest is capitalized.

        We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations as of December 31, 2010.

EXPERTS

        The consolidated financial statements and related financial statement schedules of Behringer Harvard Multifamily REIT I, Inc. and subsidiaries as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the combined financial statements of Behringer Harvard Combined Ventures as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 incorporated by reference in this prospectus from Behringer Harvard Multifamily REIT I, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The statements of revenues and certain operating expenses of Waterford Place Apartments and The Gallery at NoHo Commons for the year ended December 31, 2008, incorporated by reference in this prospectus from Behringer Harvard Multifamily REIT I, Inc.'s Current Reports on Form 8-K/A filed with the SEC on November 12, 2009 and December 1, 2009, respectively, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which reports on the statements of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The statements of revenues and certain operating expenses of The Lofts at Park Crest Apartments (also known as The Lofts at Park Crest) and Burnham Pointe for the year ended December 31, 2009, incorporated by reference in this prospectus from Behringer Harvard Multifamily REIT I, Inc.'s Current Reports on Form 8-K/A filed with the SEC on May 26, 2010 and August 6, 2010, respectively, have been audited by Cornerstone Accounting Group LLP, independent auditors, as stated in their reports which are incorporated herein by reference (which reports on the statements of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the web site maintained for us and our advisor and its affiliates at http://www.behringerharvard.com (URL for documents: http://www.snl.com/irweblinkx/docs.aspx?iid=4190766) is additional information about us and our advisor and its affiliates at the web site, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-148414), except for any document or portion thereof deemed to be "furnished" and not filed in accordance with SEC rules:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on March 25, 2011;

  •
  Current Report on Form 8-K/A filed with the SEC on August 6, 2010;

  •
  Current Report on Form 8-K/A filed with the SEC on May 26, 2010;

  •
  Current Report on Form 8-K/A filed with the SEC on December 1, 2009; and

  •
  Current Report on Form 8-K/A filed with the SEC on November 12, 2009;

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

Behringer Harvard Investment Services
15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
Telephone: (866) 655-3650
 www.behringerharvard.com

        The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

 Exhibit A

Prior Performance Tables

        The following Prior Performance Tables (the "Tables") provide information relating to certain closed or completed public real estate investment programs (the "Prior Real Estate Programs") sponsored by Behringer Harvard Holdings, LLC and its affiliates, which control our advisor. We consider each of the Prior Real Estate Programs presented to have investment objectives similar to ours to the extent that the prospectus for the program lists substantially the same primary investment objectives as we do, regardless of the particular emphasis that a program places on each objective. See "Investment Objectives and Criteria" elsewhere herein.

        Prospective investors should read these Tables carefully together with the summary information concerning the Prior Real Estate Programs as set forth in the "Prior Performance Summary" section of this prospectus.

        Investors in our company will not own any interest in any Prior Real Estate Program and should not assume that they will experience returns, if any, comparable to those experienced by investors in the Prior Real Estate Programs.

        Our advisor is responsible for the acquisition, operation, maintenance and resale of our real estate investments. Behringer Harvard Holdings and its affiliates control our advisor and actively managed the Prior Real Estate Programs and related companies. The financial results of the Prior Real Estate Programs thus provide an indication of Prior Real Estate Programs for which Behringer Harvard Holdings and its affiliates were ultimately responsible and the performance of these programs during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

        The following tables are included herein:

        Table I—Experience in Raising and Investing Funds (as a Percentage of Investment)

        Table II—Compensation to Sponsor (in Dollars)

        Table III—Annual Operating Results of Prior Real Estate Programs

        Table IV—Results of Completed Programs

        Table V—Results of Sales or Disposals of Property

        The following are definitions of certain terms used in the Tables:

        "Acquisition Fees" means fees and commissions paid by a Prior Real Estate Program in connection with its purchase or development of an investment, except development fees paid to a person not affiliated with the Prior Real Estate Program or with a general partner or advisor of the Prior Real Estate Program in connection with the actual development of a project after acquisition of land by the Prior Real Estate Program.

        "Organization Expenses" include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Prior Real Estate Program.

        "Underwriting Fees" include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

 TABLE I
(UNAUDITED)
EXPERIENCE IN RAISING AND INVESTING FUNDS

        This Table sets forth a summary of the experience of the sponsors of Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc.— Second Follow-on Offering(1)
Dollar amount offered	$2,475,000,000

Dollar amount raised	1,890,550,131	76.4%

Less offering expenses:(2)
Selling commissions and discounts	163,215,937	8.6%
Organizational and offering expenses	26,115,012	1.4%
Other	—	0.0%
Reserve for operations	—	0.0%

Amount available for investment(2)	$1,701,219,182	90.0%

Acquisition costs:(3)
Cash invested	$1,372,862,610	48.0%
Acquisition fees(4)	80,031,482	2.8%
Loan costs	18,051,925	0.6%
Proceeds from mortgage financing	1,378,276,492	48.6%

Total acquisition costs(5)	$2,849,222,509

Percent leveraged	48.4%
Date offering began	10/06/06
Length of offering (in months)	25
Months to invest 90% of amount available for investment (measured from date of offering)	—

(1)
The information provided for Behringer Harvard REIT I, Inc.—Second Follow-on Offering references only that company's second follow-on public offering. Behringer Harvard REIT I, Inc. terminated the "best efforts" portion of the Second Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009. Includes amounts sold on January 3, 2009 pursuant to the company's distribution reinvestment plan.

(2)
Percentages based on dollar amount raised.

(3)
Percentages based on total acquisition costs.

(4)
Acquisition fees include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)
Total acquisition costs include cash invested, acquisition fees and loan costs as well as the proceeds from mortgage financing.

 TABLE II
(UNAUDITED)
COMPENSATION TO SPONSOR

        This Table sets forth the compensation received by Behringer Harvard Holdings and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for Prior Real Estate Programs that have closed offerings since January 1, 2008 and that have similar or identical investment objectives to us. All figures are as of December 31, 2010.

	Behringer Harvard REIT I, Inc.— Second Follow-on Offering(1)	Other Programs 2008 - 2010(2)
Date offering commenced	10/06/06
Dollar amount raised	$1,890,550,131

Amount paid to sponsor from proceeds of offering:
Underwriting fees(3)	23,890,745	2,294,474
Acquisition fees:
Real estate commissions	—
Advisory fees(4)	80,031,482	13,895,734
Other fees	—	—

Total amount paid to sponsor	$103,922,227	$16,190,208

Dollar amount of cash generated from operations before deducting payments to sponsor	$459,118,235
Amount paid to sponsor from operations:
Property management fees(5)	66,099,084	7,122,033
Asset management fees(6)	90,446,542	22,823,191
Reimbursements	64,084,698	7,212,252
Leasing commissions	—
Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	260,223,611
Other	98,519,037
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	—
Financing fees	—	5,218,856
Other	—

(1)
Behringer Harvard REIT I, Inc. terminated the "best efforts" portion of the Second-Follow-on Offering effective as of the close of business on December 31, 2008 and the distribution reinvestment plan portion of the Second Follow-on Offering effective as of the close of business on January 3, 2009. Includes amounts sold on January 3, 2009 pursuant to the company's distribution reinvestment plan.

(2)
For the years ended December 31, 2008, 2009, and 2010. Represents aggregate payments to the sponsor for the sponsor's five other public programs. Amounts paid do not include fees waived by Behringer Harvard Holdings and its affiliates. See "Prior Performance Summary—Adverse Effects of Economic Downturn on Prior Programs and Value

  Preservation Efforts—Waiver or Deferral of Fees and Expenses" for additional information on fee waivers by program.

(3)
"Underwriting fees" consist of dealer-manager fees received by an affiliate of the sponsor less any amounts reallowed to participating broker-dealers.

(4)
"Advisory fees" are acquisition fees, which include finders fees and due diligence reimbursements paid to affiliates of the advisors or general partners.

(5)
An affiliate of the sponsor provides management services for certain properties acquired in the respective programs. Management fees have not exceeded 4.5% of the gross receipts from the properties managed.

(6)
Amounts paid to affiliates of the sponsor excludes amounts that have been capitalized for properties under development. In addition, in 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS

        This Table sets forth the annual operating results of Prior Real Estate Programs that have closed offerings since January 1, 2006 and that have similar or identical investment objectives to us. All results are through December 31, 2010.

Behringer Harvard REIT I, Inc.

	2006(1)	2007	2008	2009(2)	2010(2)
Gross revenue	$161,306,497	$314,220,575	$605,433,359	$598,055,746	$522,225,980
Equity in earnings of investments in tenant-in-common interests	4,803,590	5,117,040	1,330,819	283,613	954,368
Interest income	4,962,720	25,540,692	7,026,644	3,307,379	1,459,358
Gain on sale of assets	—	43,812	5,252,812
Gain on early extinguishment of debt	—	—	1,257,848	(4,476,976)	—
Gain on troubled extinguishment of debt	—	—	—	—	9,090,960
Income (loss) from discontinued operations	—	—	13,633,728	(17,764,651)	(28,091,199)
Less: Operating expenses	57,692,604	118,543,371	251,357,490	267,497,650	234,627,560
Interest expense	50,876,700	100,728,701	191,327,680	187,115,839	169,465,713
Property and asset management fees	10,046,091	22,849,834	45,240,718	39,351,912	34,756,438
General and administrative	1,614,745	2,969,033	7,334,099	11,122,265	9,987,783
Asset impairment loss	—	—	21,113,589	241,238,783	59,246,902
Depreciation and amortization	73,275,009	141,462,443	278,213,262	272,165,006	228,781,205

Net income—GAAP basis	(22,432,342)	(41,631,263)	(160,651,628)	(439,086,344)	(231,226,134)

Noncontrolling interest	—	—	(231,337)	(8,454,873)	(729,483)
Net income attributable to common stockholders	$(22,432,342)	$(41,631,263)	$(160,420,291)	$(430,631,471)	$(230,496,651)

Taxable income
—from operations	(8,782,949)	(12,874,294)	(40,218,206)	(45,168,948)	(73,311,411) (3)
—from gain on sale	—	—	—	—	—
Cash generated from operations	49,178,016	63,794,244	68,484,262	63,010,072	49,307,528
Cash generated from sales	—	—	—	—	—
Cash generated from financing/refinancing	—	—	—	—	—

Total cash generated from operations, sales and refinancing	$49,178,016	$63,794,244	$68,484,262	$63,010,072	$49,307,528

Less: Cash distributions to investors(4)
—from operating cash flow	30,312,831	55,293,644	68,484,262	60,213,112	30,396,153
—from sales and refinancing	—	—	—	—	—
—from other(5)	—	—	1,970,087	—	—
Cash generated (deficiency) after cash distributions	$18,865,185	$8,500,600	$(1,970,087)	$2,796,960	$18,911,375

Special items (not including sales and refinancing)
Issuance of common stock	454,838,168	692,662,878	638,915,322	(84,834,100)	(7,177,018)
Acquisition of land and buildings	(480,621,662)	(735,918,044)	(388,095,875)	(75,161,088)	(49,985,794)
Increase in other assets	548,458	4,753,401	(6,338,548)	(677,736)	(2,192,966)
Other(6)	2,576,000	—	—	—	—

Cash generated (deficiency) after cash distributions and special items	$(3,793,851)	$(30,001,165)	$242,510,812	$(157,875,964)	$(40,444,403)

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
—from operations	(8)	(7)	(16)	(17)	(28) (3)
—from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
—from investment income	28	30	26	23	12
—from return of capital	—	—	1	—	—

Total distributions on GAAP basis	$28	$30	$27	$23	$12

Source (on cash basis)
—from operations	28	30	26	23	12
—from sales	—	—	—	—	—
—from return of capital	—	—	1	—	—

Total distributions on cash basis	$28	$30	$27	$23	$12

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)
Includes all amounts for 2005 and 2006, most of which may be attributed to Behringer Harvard REIT I, Inc.'s first follow-on offering.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (Continued)

(2)
In 2009 and 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million and $8.9 million, respectively, owed by Behringer Harvard REIT I, Inc.

(3)
Subject to adjustment based on final 2010 tax return.

(4)
The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (5). The allocation of amounts reported on the stockholders' Forms 1099 may vary since taxable income or loss is not based upon GAAP. Also, the distribution amounts reported include distributions to common stockholders as well as immaterial amounts distributed to unaffiliated limited partners in the company's operating partnership and unaffiliated third-party investment partners that hold noncontrolling interests in certain of the company's property investments.

(5)
May include amounts from offering proceeds, fees waived by Behringer Harvard Holdings entities, and unaffiliated third-party borrowings.

(6)
Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

TABLE III
(UNAUDITED)
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (Continued)

Behringer Harvard Opportunity REIT I, Inc.

	2006	2007	2008	2009	2010(1)
Gross revenue	$4,660,664	$35,227,624	$73,387,185	$96,938,102	$91,565,395
Equity in income of joint ventures	—	(1,201,219)	(2,861,652)	(2,140,673)	(5,463,607)
Interest income	2,748,918	3,779,424	3,537,523	414,125	113,464
Gain on sale of investment	—	—	—	—	3,180,479
Gain on sale of real estate	—	—	—	—	3,901,245
Loss on debt extinguishment	—	(2,455,058)	—	—	(5,035,505)
Loss from discontinued operations	—	—	—	—	(7,925,952)
Less: Operating expenses	1,987,606	16,939,932	44,250,484	66,350,380	55,267,972
Interest expense	560,018	4,805,467	17,438,061	16,500,112	14,706,942
Property and asset management fees	355,527	3,231,994	7,095,054	9,119,774	8,111,512
General and administrative	855,494	1,562,161	4,934,858	5,704,272	6,698,579
Impairment charge	—	—	19,413,313	15,522,433	27,248,188
Provision for loan losses	—	—	—	—	7,136,147
Depreciation and amortization	1,351,054	13,069,023	25,660,996	29,975,378	23,947,647

Net income—GAAP basis	2,299,883	(4,257,806)	(44,729,710)	(47,960,795)	(62,781,468)

Noncontrolling interest	(90,935)	(401,218)	(10,028,342)	(10,923,447)	(1,548,678)
Net income attributable to common stockholders	$2,390,818	$(3,856,588)	$(34,701,368)	$(37,037,348)	$(61,232,790)

Taxable income
—from operations	—	(3,619,099)	(6,379,854)	(3,436,555)	(26,710,930) (2)
—from gain on sale	—	—	—	—	—
Cash generated from operations	3,927,562	(12,566,090)	(29,283,099)	11,421,260	17,463,565
Cash generated from sales	—	—	—	—	—
Cash generated from financing / refinancing	—	—	—	—	—

Total cash generated from operations, sales and refinancing	$3,927,562	$(12,566,090)	$(29,283,099)	$11,421,260	$17,463,565

Less: Cash distributions to investors(3)
—from operating cash flow	247,632	—	—	3,874,015	2,726,305
—from sales and refinancing	—	—	—	—	—
—from other(4)	—	2,620,352	4,005,905	—	—
Cash generated (deficiency) after cash distributions	$3,679,930	$(15,186,442)	$(33,289,004)	$7,547,245	$14,737,260

Special items (not including sales and refinancing)
Issuance of common stock	145,405,261	315,903,029	(3,737,946)	1,483,890	(1,131,853)
Acquisition of land and buildings	(113,128,995)	(273,946,771)	(15,478,005)	(22,049,226)	(13,530,816)
Increase in other assets	—	(154,450)	—	—	—
Other(5)	122,018	(2,756,426)	(733,501)	(2,730,816)	1,258,205

Cash generated (deficiency) after cash distributions and special items	$36,078,214	$23,858,940	$(53,238,456)	$(15,748,907)	$1,332,796

Tax and Distribution Data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss)
—from operations	—	(8)	(13)	(7)	(53) (2)
—from recapture	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
—from investment income	2	—	—	8	5
—from return of capital	—	5	8	—	—

Total distributions on GAAP basis	$2	$5	$8	$8	$5

Source (on cash basis)
—from operations	2	—	—	8	5
—from sales	—	—	—	—	—
—from return of capital	—	5	8	—	—

Total distributions on cash basis	$2	$5	$8	$8	$5

Amount (in percentage terms) remaining invested in program properties at the end of last year reported in table	100%	100%	100%	100%	100%

(1)
In 2010, affiliates of Behringer Harvard Holdings agreed to defer asset management fees, debt financing fees, expense reimbursements and property management oversight fees accruing during the months of May 2010 through December 2010 owed by Behringer Harvard Opportunity REIT I, Inc.

(2)
Subject to adjustment based on final 2010 tax return.

(3)
The source of the amounts distributed come first from the cash generated from operations and thereafter any excess distributions come from other sources as described in footnote (4). The allocation of amounts reported on the stockholders' Forms 1099 may vary since taxable income or loss is not based upon GAAP.

(4)
May include amounts from offering proceeds and unaffiliated third-party borrowings.

(5)
Includes financing costs, redemptions of shares, change in receivables from or payables to affiliates and deposits on properties to be acquired.

 TABLE IV
(UNAUDITED)
RESULTS OF COMPLETED PROGRAMS

        This Table has been omitted because, as of December 31, 2010, no Prior Real Estate Programs that have similar or identical investment objectives to us have completed operations since January 1, 2006.

TABLE V
(UNAUDITED)
RESULTS OF SALES OR DISPOSALS OF PROPERTY

        This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2008 by Prior Real Estate Programs that have similar or identical investment objectives to us. All figures are through December 31, 2010.

								Cost of Properties Including Closing and Soft Costs
			Selling Price, Net of Closing Costs and GAAP Adjustments
											Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back By Program(1)	Adjustments Resulting From Application of GAAP(2)	Total(3)	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs(4)	Total
Behringer Harvard REIT I, Inc.
Cyprus Building	12/16/04	02/15/08	$25,917,771	—	—	—	$25,917,771	—	$23,639,653	$23,639,653	$9,379,373
Stanwix Street Associates	12/12/07	06/05/08	—	$28,408,556	—	—	$28,408,556	$28,594,537	$402,382	$28,996,919	$151,960
Enclave on the Lake(5)	04/12/04	07/01/08	$6,437,233	$6,823,290	—	—	$13,260,523	$7,262,552	$3,292,268	$10,554,820	$2,066,981
Utah Avenue	04/21/05	08/01/08	$15,007,455	$20,000,000	—	—	$35,007,455	$20,000,000	$8,474,676	$28,474,676	$2,037,231
IPC Florida I, LLC	12/12/07	12/31/09	$12,462,871	$23,075,877	—	—	$35,538,748	$25,261,491	$30,171,820	$55,433,311	$5,898,654
IPC McDonald Properties, LLC	12/12/07	02/01/10	—	$27,148,589	—	—	$27,148,589	$28,062,630	$35,741,571	$63,804,201	$4,746,977
IPC Crescent Center, LLC	12/12/07	07/27/10	$9,663,428	$42,605,582	—	—	$52,269,010	$43,000,000	$73,409,029	$116,409,029	$4,804,902
Gateway 22 Office Building	07/20/05	09/03/10	—	$9,518,880	—	—	$9,518,880	$9,750,000	$13,459,693	$23,209,693	$763,347
Behringer Harvard One Financial, LLC	08/02/05	12/03/10	—	$43,000,000	—	—	$43,000,000	$43,000,000	$67,532,690	$110,532,690	$(11,354)
IPC Florida II, LLC	12/12/07	12/14/10	$587,497	$15,568,733	—	—	$16,156,230	$16,252,808	$40,771,912	$57,024,720	$2,398,735
BofA Plaza L.P.	12/12/07	12/15/10	$13,897,312	$47,243,383	—	—	$61,140,695	$50,000,000	$103,308,150	$153,308,150	$7,606,926
222 Bloomingdale Road Office Building	12/12/07	12/15/10	—	$10,182,987	—	—	$10,182,987	$10,471,502	$17,548,765	$28,020,267	$(1,144,607)
Behringer Harvard Short-Term Opportunity Fund I LP
4245 Central LP	08/17/04	09/30/08	$3,009,901	$4,177,713	—	$(1,671,172)	$5,516,442	$3,460,938	$3,260,022	$6,720,960	$(521,524)
Behringer Harvard Mid-Term Value Enhancement Fund I LP
Hopkins LLC	3/12/2004	04/14/10	$2,515,937	—	—	—	$2,515,937	—	$3,352,361	$3,352,361	1,491,586
Behringer Harvard Opportunity REIT I, Inc.
Ferncroft	03/01/06	08/17/10	—	$18,000,000	—	—	$18,000,000	—	$29,739,370	$29,739,370	$2,480,254
Grandmarc At The Corner	02/01/07	10/22/10	$8,842,215	—	—	—	$8,842,215	—	$6,558,787	$6,558,787	$848,000
Behringer Harvard Opportunity REIT II, Inc.
SPRM Killeen, LP (Stone Creek Apartments)	11/30/09	08/30/10	$616,354	$1,257,403	—	—	$1,873,757	$1,290,983	$508,152	$1,799,135	$41,559

(1)	No purchase money mortgages were taken back by any individual program.

(2)	Financial statements for programs are prepared in accordance with GAAP. The adjustment for 4245 Central LP was required because the $ (1,671,172) was recorded as a capital contribution by the Fund's general partner as a result of the transaction with an affiliate.
(3)	None of these sales are being reported on the installment basis.
(4)	The amounts shown do not include a pro rata share of the original offering costs. There were no carried interests received in lieu of commissions in connection with the acquisition of the property.
(5)
As of December 31, 2004, 2005, 2006 and 2007, Behringer Harvard REIT I, Inc. owned 36.31% of the tenant-in-common interests and unaffiliated third-party investors owned the remaining 63.69% of the tenant-in-common interests in this property. The information contained herein represents Behringer Harvard REIT I, Inc.'s tenant-in-common ownership in this property.

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SUPPLEMENT NO. 14 DATED MAY 2, 2011 TO THE PROSPECTUS DATED APRIL 27, 2010 OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.
OPERATING INFORMATION
  Status of the Offering
  Termination Date of Primary Offering
  Description of Real Estate and Real Estate-Related Assets
  Selected Financial Data
  Distributions
  Distributions Paid and Funds from Operations
  Funds from Operations and Modified Funds from Operations
  Information Regarding Dilution
  Share Redemptions
  Compensation to our Advisor and its Affiliates
PROSPECTUS UPDATES
  Updates to Risk Factors
  Independent Directors
  Key Employees; Property Manager
  Fourth Amended and Restated Advisory Management Agreement
  Letter Agreement with Advisor Regarding Fees and Expenses
  Renewal of Property Management Agreement
  Selected Dealer Agreement
  Amended and Restated Valuation Policy
  Recent Tax Legislation regarding Cost Basis Reporting
  Prior Performance Summary
  Prior Investment Programs
  Public Programs
  Private Programs
  Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts
  Litigation
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
Exhibit A
Prior Performance Tables
TABLE I (UNAUDITED) EXPERIENCE IN RAISING AND INVESTING FUNDS
TABLE II (UNAUDITED) COMPENSATION TO SPONSOR
TABLE III (UNAUDITED) ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS
Behringer Harvard REIT I, Inc.
TABLE III (UNAUDITED) ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (Continued)
Behringer Harvard Opportunity REIT I, Inc.
TABLE IV (UNAUDITED) RESULTS OF COMPLETED PROGRAMS